Exhibit 99.1
KT CORPORATION
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
AND INDEPENDENT AUDITORS’ REPORT

Independent Auditors’ Report
English Translation of a Report Originally Issued in Korean
To the Stockholders and Board of Directors of
KT Corporation:
We have audited the accompanying non-consolidated balance sheets of KT Corporation (the “Company”) as of December 31, 2008 and 2007, and the related non-consolidated statements of income, appropriations of retained earnings, changes in equity and cash flows for the years then ended (all expressed in Korean won). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements for the year ended December 31, 2008 of KT Freetel Co., Ltd. (“KTF”), a 54.25% owned investee as of December 31, 2008, in which the equity method investment security reflects 13.70% of the Company’s total assets as of December 31, 2008. Those financial statements were audited by other auditor whose report has been furnished to us, and our report, insofar as it relates to the amounts included for the equity method of accounting of the investment in KTF, is based solely on the report of the other auditor.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations, the changes in its retained earnings and its equity, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in equity including retained earnings, and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting principles and auditing standards and their application in practice.
February 25, 2009
Notice to Readers
This report is effective as of February 25, 2009, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying non-consolidated financial statements and may result in modification to the auditors’ report.

KT CORPORATION
NON-CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2007

	2008		2007
	(In millions of Korean won)
ASSETS
CURRENT ASSETS :
Cash and cash equivalents (Notes 2, 3 and 17)	~~W~~	1,292,800	~~W~~	921,197
Short-term investment assets (Notes 3, 4 and 17)		133,069		307,982
Accounts receivable — trade, less allowance for doubtful accounts of ~~W~~275,379 million in 2008 and ~~W~~249,008 million in 2007 (Notes 2, 12, 17 and 18)		1,687,389		1,636,545
Accounts receivable — other, less allowance for doubtful accounts of ~~W~~84,376 million in 2008 and ~~W~~72,073 million in 2007 (Notes 2, 12, 17 and 18)		137,251		150,390
Accrued revenues		8,018		6,358
Advance payments		20,864		13,442
Prepaid expenses		49,819		29,743
Guarantee deposits (Note 17)		1,360		950
Current derivative instruments assets (Notes 2 and 33)		187,169		352
Current deferred income tax assets (Notes 2 and 27)		92,795		121,349
Inventories (Notes 2, 5 and 29)		167,541		122,103
Other current assets		30		1

Total Current Assets		3,778,105		3,310,412

NON-CURRENT ASSETS :
Available-for-sale securities (Notes 2 and 6)		16,407		14,164
Equity method investment securities (Notes 2 and 7)		3,462,643		3,378,153
Long-term loans		20,320		66,263
Other investment assets		18,536		—
Property and equipment, net (Notes 2, 8, 9, 10, 15 and 29)		10,428,674		10,448,618
Intangible assets, net (Notes 2 and 11)		397,046		439,738
Long-term accounts receivable — trade (Notes 2 and 12)		60,693		41,716
Leasehold rights and deposits		87,733		84,210
Non-current derivative instruments assets (Notes 2 and 33)		181,717		1,710
Non-current deferred income tax assets (Notes 2 and 27)		136,761		31,114
Exclusive memberships		60,812		58,652
Long-term accounts receivable — other (Notes 2 and 12)		15,957		36,171
Long-term prepaid expenses		19,518		6,261

Total Non-current Assets		14,906,817		14,606,770

TOTAL ASSETS	~~W~~	18,684,922	~~W~~	17,917,182

(Continued)

KT CORPORATION
NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2008 AND 2007

	2008		2007
	(In millions of Korean won)
LIABILITIES AND EQUITY
CURRENT LIABILITIES :
Accounts payable — trade (Notes 2, 17 and 18)	~~W~~	644,111	~~W~~	769,861
Accounts payable — other (Notes 2, 15 and 18)		856,877		817,121
Advance receipts		75,770		55,105
Withholdings		55,551		66,092
Accrued expenses (Note 18)		306,366		297,628
Income taxes payable (Note 27)		79,211		255,292
Current portion of bonds and long-term borrowings (Notes 2 and 13)		410,028		437,958
Unearned revenue		2,256		1,146
Key money deposits (Note 18)		115,336		121,963
Current derivative instruments liabilities (Notes 2 and 33)		13,008		132,281
Current accrued provisions (Notes 2, 14 and 32)		27,361		36,894

Total Current Liabilities		2,585,875		2,991,341

NON-CURRENT LIABILITIES :
Bonds (Notes 2, 13 and 17)		5,815,898		4,589,288
Long-term borrowings (Note 13)		28,058		26,582
Provisions for severance indemnities (Note 2)		438,001		447,912
Non-current accrued provisions (Notes 2, 14 and 32)		25,287		20,677
Refundable deposits for telephone installation (Note 16)		781,904		841,356
Long-term advance receipts		5,169		5,605
Long-term deposits received		27,886		24,660
Long-term accounts payable — other (Notes 15 and 18)		127,112		109,868
Long-term accounts payable — trade (Note 2)		17,843		—

Total Non-current Liabilities		7,267,158		6,065,948

Total Liabilities		9,853,033		9,057,289

(Continued)

KT CORPORATION
NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2008 AND 2007

LIABILITIES AND EQUITY	2008		2007
	(In millions of Korean won)
EQUITY :

Common Stock (Notes 1 and 19)		1,560,998		1,560,998

Capital Surplus (Note 27)		1,440,633		1,440,777

Capital Adjustments :
Treasury stock (Note 23)		(3,824,881)		(3,825,688)
Stock options (Notes 2 and 22)		8,880		8,880
Other share-based payment (Notes 2 and 22)		1,420		1,022
Other capital adjustments (Notes 2, 6 and 27)		(180,155)		(168,143)

Total Capital Adjustments		(3,994,736)		(3,983,929)

Accumulated Other Comprehensive Income :
Unrealized gain on valuation of available-for-sale securities (Note 6)		789		2,559
Increase in equity of associates (Note 7)		22,161		11,565
Decrease in equity of associates (Note 7)		(14,676)		(16,966)
Unrealized gain on valuation of derivatives (Note 33)		10,818		2,024
Unrealized loss on valuation of derivatives (Note 33)		(8,213)		—

Total Accumulated Other Comprehensive Income (Notes 2, 21 and 27)		10,879		(818)

Retained Earnings (Note 20)		9,814,115		9,842,865

Total Equity		8,831,889		8,859,893

TOTAL LIABILITIES AND EQUITY	~~W~~	18,684,922	~~W~~	17,917,182

See accompanying notes to non-consolidated financial statements

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008		2007
	(In millions of Korean won)

OPERATING REVENUES (Notes 2, 18, 24, 25 and 36)	~~W~~	11,784,835	~~W~~	11,936,382

OPERATING EXPENSES (Notes 18, 26 and 34)		10,671,446		10,502,660

OPERATING INCOME		1,113,389		1,433,722

NON-OPERATING REVENUES :
Interest income		103,636		117,682
Foreign currency transaction gain		49,045		4,049
Foreign currency translation gain (Note 2)		36,385		4,061
Equity in income of associates (Notes 2 and 7)		72,486		64,405
Dividend income		80		2
Gain on breach of contracts		1,342		1,421
Gain on disposal of useless materials		25,668		25,328
Gain on disposal of available-for-sale securities		10		2,055
Gain on disposal of equity method investment securities		—		383
Gain on disposal of property and equipment		3,495		16,061
Reversal of accrued provisions (Note 14)		3,846		49,896
Gain on settlement of derivatives (Note 2)		15,856		9,700
Gain on valuation of derivatives (Notes 2 and 33)		504,993		39,320
Other non-operating revenues		38,447		81,249

Total Non-operating Revenue		855,289		415,612

NON-OPERATING EXPENSES :
Interest expense		329,352		309,811
Other bad debt expense		20,206		1,034
Foreign currency transaction loss		39,013		5,308
Foreign currency translation loss (Note 2)		657,225		14,803
Equity in loss of associates (Notes 2 and 7)		73,379		35,976
Donations (Note 35)		63,107		71,703
Loss on disposal of available-for-sale securities		—		530
Loss on impairment of available-for-sale securities (Note 6)		2,832		—
Loss on disposal of equity method investment securities		—		549
Loss on impairment of equity method investment securities (Note 7)		18,006		—
Loss on disposal of property and equipment		49,616		43,378
Loss on impairment of property and equipment (Notes 2 and 8)		1,565		4,447
Loss on disposal of intangible assets		1,247		498
Loss on impairment of intangible assets (Notes 2 and 11)		—		7,066
Loss on settlement of derivatives (Note 2)		6,441		11,005
Loss on valuation of derivatives (Notes 2 and 33)		9,594		15,499
Other non-operating expenses		137,050		53,002

Total Non-operating Expenses		1,408,633		574,609

(Continued)

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008		2007
	(In millions of Korean won)

INCOME BEFORE INCOME TAX EXPENSE		560,045		1,274,725

INCOME TAX EXPENSE (Notes 2 and 27)		110,235		292,758

NET INCOME (Note 36)	~~W~~	449,810	~~W~~	981,967

NET INCOME PER SHARE (Notes 28 and 36)
Basic and diluted net income per share (in Korean won)	~~W~~	2,217	~~W~~	4,753

See accompanying notes to non-consolidated financial statements

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008		2007
	(In millions of Korean won)
UNAPPROPRIATED RETAINED EARNINGS
Beginning of the year	~~W~~	3,790,329	~~W~~	3,155,859
Changes in accounting policies		2,621		119,506
Retirement of treasury stock		(73,807)		(196,329)
Net income for the year		449,810		981,967

End of the year		4,168,953		4,061,003

TRANSFER FROM VOLUNTARY RESERVE
Reserve for technology and human resource development		106,650		136,700

APPROPRIATIONS
Cash dividends (Note 30)
Dividend per share (dividend ratio) ~~W~~1,120(22.4%) and ~~W~~2,000(40.0%) for 2008 and 2007, respectively.		(226,280)		(407,374)

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO NEXT YEAR	~~W~~	4,049,323	~~W~~	3,790,329

See accompanying notes to non-consolidated financial statements.

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

						Other
	Common		Capital		Capital	comprehensive		Retained
	stock		surplus		adjustments	income (loss)		earnings		Total
	(In millions of Korean won)

Balance as of January 1, 2007 (as reported)	~~W~~	1,560,998	~~W~~	1,440,910	(~~W~~3,817,717)	~~W~~	10,978	~~W~~	9,353,911	~~W~~	8,549,080
Cumulative effect of changes in accounting policies (Note 2)		—		—	(153,657)		(23,076)		119,506		(57,227)

As restated		1,560,998		1,440,910	(3,971,374)		(12,098)		9,473,417		8,491,853
Dividends		—		—	—		—		(416,190)		(416,190)

Retained earnings after appropriations		—		—	—		—		9,057,227		8,075,663
Net income for the year		—		—	—		—		981,967		981,967
Acquisition of treasury stock		—		—	(196,329)		—		—		(196,329)
Disposal of treasury stock		—		—	884		—		—		884
Retirement of treasury stock		—		—	196,329		—		(196,329)		—
Offset of loss on disposal of treasury stock		—		(133)	—		—		—		(133)
Stock options		—		—	25		—		—		25
Other share-based payment		—		—	1,022		—		—		1,022
Other capital adjustments		—		—	(14,486)		—		—		(14,486)
Unrealized gain on valuation of available-for-sale securities		—		—	—		(1,827)		—		(1,827)
Increase in equity of associates		—		—	—		(2,118)		—		(2,118)
Decrease in equity of associates		—		—	—		13,201		—		13,201
Gain on valuation of derivatives for cash flow hedge		—		—	—		2,024		—		2,024

Balance as of December 31, 2007	~~W~~	1,560,998	~~W~~	1,440,777	(~~W~~3,983,929)		(~~W~~818)	~~W~~	9,842,865	~~W~~	8,859,893

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

						Other
	Common		Capital		Capital	comprehensive		Retained
	stock		surplus		adjustments	income		earnings		Total
	(In millions of Korean won)

Balance as of January 1, 2008 (as reported)	~~W~~	1,560,998	~~W~~	1,440,777	(~~W~~3,815,786)	~~W~~	7,771	~~W~~	9,699,015	~~W~~	8,892,775
Cumulative effect of changes in accounting policies (Note 2)		—		—	(168,143)		(8,589)		146,471		(30,261)

As restated		1,560,998		1,440,777	(3,983,929)		(818)		9,845,486		8,862,514
Dividends		—		—	—		—		(407,374)		(407,374)

Retained earnings after appropriations		—		—	—		—		9,438,112		8,455,140
Net income for the year		—		—	—		—		449,810		449,810
Acquisition of treasury stock		—		—	(73,807)		—		—		(73,807)
Disposal of treasury stock		—		—	807		—		—		807
Retirement of treasury stock		—		—	73,807		—		(73,807)		—
Offset of loss on disposal of treasury stock		—		(144)	—		—		—		(144)
Other share-based payment		—		—	398		—		—		398
Other capital adjustments		—		—	(12,012)		—		—		(12,012)
Unrealized gain on valuation of available-for-sale securities		—		—	—		(1,770)		—		(1,770)
Increase in equity of associates		—		—	—		10,596		—		10,596
Decrease in equity of associates		—		—	—		2,290		—		2,290
Gain on valuation of derivatives for cash flow hedge		—		—	—		8,794		—		8,794
Loss on valuation of derivatives for cash flow hedge		—		—	—		(8,213)		—		(8,213)

Balance as of December 31, 2008	~~W~~	1,560,998	~~W~~	1,440,633	(~~W~~3,994,736)	~~W~~	10,879	~~W~~	9,814,115	~~W~~	8,831,889

See accompanying notes to non-consolidated financial statements

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008		2007
	(In millions of Korean won)
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income	~~W~~	449,810	~~W~~	981,967

Expenses not involving cash payments:
Share-based payment		1,420		1,047
Provision for severance indemnities		322,191		325,878
Depreciation		2,100,007		2,034,819
Amortization		169,003		161,199
Provision for doubtful accounts		75,639		12,843
Interest expense		6,301		4,288
Other bad debt expense		20,206		1,034
Foreign currency translation loss		656,288		14,796
Equity in loss of associates		73,379		35,976
Loss on disposal of available-for-sale securities		—		530
Loss on impairment of available-for-sale securities		2,832		—
Loss on disposal of equity method investment securities		—		549
Loss on impairment of equity method investment securities		18,006		—
Loss on disposal of property and equipment		49,616		43,378
Loss on impairment of property and equipment		1,565		4,447
Loss on disposal of intangible assets		1,247		498
Loss on impairment of intangible assets		—		7,066
Loss on valuation of derivatives		9,594		15,499
Other non-operating expenses		6,586		4,140

Sub-total		3,513,880		2,667,987

Income not involving cash receipts:
Interest income		4,549		5,093
Foreign currency translation gain		36,208		3,953
Equity in income of associates		72,486		64,405
Gain on disposal of available-for-sale securities		10		2,055
Gain on disposal of equity method investment securities		—		383
Gain on disposal of property and equipment		3,495		16,061
Gain on valuation of derivatives		504,993		39,320
Other non-operating revenues		—		29

Sub-total		(621,741)		(131,299)

(Continued)

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
	(In millions of Korean won)
Changes in assets and liabilities related to operating activities:
Accounts receivable — trade	(90,590)	(109,158)
Accounts receivable — other	30,890	1,753
Accrued revenues	(1,660)	(3,003)
Advance payments	(7,422)	(4,895)
Prepaid expenses	(20,075)	(10,821)
Guarantee deposits	(410)	1,243
Derivative instruments assets	352	586
Other current assets	(29)	62
Inventories	(45,663)	(32,223)
Long-term accounts receivable — trade	(28,974)	1,351
Leasehold rights and deposits	(3,523)	(8,121)
Deferred income tax assets	(80,675)	(2,100)
Exclusive memberships	(2,160)	(1,730)
Long-term accounts receivable — other	(6,844)	(26,911)
Long-term prepaid expenses	(13,257)	139
Accounts payable — trade	(152,949)	109,894
Accounts payable — other	32,514	(21,684)
Advance receipts	20,665	(11,069)
Withholdings	(10,954)	600
Accrued expenses	8,738	13,228
Income taxes payable	(176,026)	(84,619)
Unearned revenue	1,110	333
Key money deposits	(6,627)	(19,246)
Derivative instruments liabilities	(389)	(3,547)
Payment of severance indemnities	(332,101)	(214,876)
Accrued provisions	(22,616)	(23,009)
Refundable deposits for telephone installation	(59,452)	(66,163)
Deferred income tax liabilities	—	(16,896)
Long-term accounts payable — trade	17,843	—
Long-term advance receipts	(437)	(595)
Long-term deposits received	3,225	17,090

Sub-total	(947,496)	(514,387)

Net Cash Provided by Operating Activities	2,394,453	3,004,268

(Continued)

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
	(In millions of Korean won)
CASH FLOWS FROM INVESTING ACTIVITIES :
Cash inflows from investing activities:
Decrease in short-term investment assets	312,806	108,600
Disposal of available-for-sale securities	10	5,502
Decrease in equity method investment securities	6,531	64,267
Disposal of equity method investment securities	—	6,779
Collection of long-term loans	7,890	25,343
Decrease in other investment assets	—	208
Disposal of property and equipment	33,432	83,122
Increase of contribution for construction	73,989	76,625
Disposal of intangible assets	—	332

Sub-total	434,658	370,778

Cash outflows for investing activities:
Increase in short-term investment assets	99,840	89,817
Acquisition of available-for-sale securities	7,593	—
Acquisition of equity method investment securities	102,067	26,379
Acquisition of property and equipment	2,186,839	2,222,457
Acquisition of intangible assets	127,574	142,162

Sub-total	(2,523,913)	(2,480,815)

Net Cash Used in Investing Activities	(2,089,255)	(2,110,037)

CASH FLOWS FROM FINANCING ACTIVITIES :
Cash inflows from financing activities:
Issuance of bonds	1,006,011	324,145
Increase in long-term borrowings	11,685	13,718

Sub-total	1,017,696	337,863

(Continued)

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008		2007
	(In millions of Korean won)
Cash outflows for financing activities:
Payment of accounts payable — other		32,090		25,455
Repayment of current portion of bond and long-term borrowings		438,020		709,688
Payment of dividends		407,374		416,190
Acquisition of treasury stock		73,807		196,329

Sub-total		(951,291)		(1,347,662)

Net Cash Provided by(Used in) Financing Activities		66,405		(1,009,799)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		371,603		(115,568)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		921,197		1,036,765

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	~~W~~	1,292,800	~~W~~	921,197

See accompanying notes to non-consolidated financial statements

KT CORPORATION
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

KT Corporation (the “Company”) commenced operations on January 1, 1982 through the segregation of specified operations from the Korean Ministry of Information and Communication (the “MIC”) for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunication business and improvement of telecommunication technology under the Korea Telecom Act.

Upon the announcements of the Government-Invested Enterprises Management Basic Act and the Privatization Law, as of October 1, 1997, the Company became a government invested institution regulated by the Korean Commercial Code and the Company’s shares were listed on the Korea Exchange (formerly, “Korea Stock Exchange”) on December 23, 1998. The Company issued 24,282,195 additional shares on May 29, 1999 and issued American Depository Shares (“ADS”), representing these new shares and government-owned shares on the New York Stock Exchange and the London Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.

In 2002, the Company acquired its 60,294,575 government-owned shares according to the government’s privatization plan for government-owned companies and there is no government-owned share as of December 31, 2008.

The Company’s shares as of December 31, 2008 are owned as follows:

		Ownership
	Number of shares	percentage (%)

Employee Stock Ownership Association	13,184,421	4.82%
National Pension Service	15,555,428	5.69%
Others	173,295,447	63.35%
Treasury stock	71,500,404	26.14%

Total	273,535,700	100.00%

Prior to 1991, the Company was the only telecommunication service provider in Korea. Since then, several new providers have entered the markets, as licensed by the MIC; an international call service by LG Dacom, the second telecommunication service provider, in December 1991, and local call service by SK broadband, the second local call provider, in 1999. Onse Telecom also entered a long-distance call service after its international call service. The entry of these new providers into the markets resulted in severe competition in fixed-line telephone services and high speed internet services in which large growth is not expected in the future. In order to develop new business areas, the Company commercialized the Wireless Broadband Internet (“WiBro”) service in 2006 and launched new products such as mixed products which combine certain previous services and Internet Contents On Demand (“ICOD”) services under the new brand name “Mega TV” in 2007.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a.	Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

The accompanying non-consolidated financial statements to be submitted to the Company’s general stockholders’ meeting were authorized by the Company’s board of directors on February 6, 2009.

b.	Adoption of Statements of Korea Accounting Standards (“SKAS”)

In 2008, Korea Accounting Institute and Financial Supervisory Service has issued and revised various Korea accounting standards and the following is a summary of major changes, which are newly adopted by the Company.

Accounting Standards	Key Requirements

SKAS No. 15 “Investment in Associates”
•   Clarifies that in applying the equity method to subsidiaries, except for those instances where the total investment is equal to or less than zero, the net assets and net income or loss on the non-consolidated financial statements of the subsidiary are identical to the net interest in the subsidiary’s net assets and net income or loss on the consolidated financial statements of the parent.

•   Clarifies that Subparagraphs (Ga) to (Sa) of Paragraph 39 are illustrative. In addition, the difference between the consideration for the net interest and the net interest in the net assets of the subsidiary, as described under Subparagraphs (Na) to (Ra) is recognized as additional paid-in-capital in the consolidated financial statements of the parent.

Accounting Standards	Key Requirements

Opinion on Application of Accounting Standards 06-2, “Accounting for Recognition of Deferred Tax Related to Investments on a Subsidiary”
•   Temporary differences related to investments in subsidiary, equity method investee or joint venture are not classified by origin but are treated as a lump-sum difference in considering whether to recognize deferred tax assets or liabilities. However, temporary differences arising from certain transactions under SKAS No. 16, such as elimination of inter-company transactions through equity method, shall be separately treated in the same way as they are recognized in the consolidated financial statements.

As a result of the adoption of the revised accounting standards, the Company’s total assets as of December 31, 2008 and 2007 decreased by ~~W~~19,340 million and ~~W~~32,882 million, respectively, and net income for the years ended December 31, 2008 and 2007 increased by ~~W~~10,921 million and ~~W~~24,344 million, respectively.

c.	Cash and Cash Equivalents

Cash and cash equivalents includes cash, substitute securities including checks issued by others, and checking accounts, ordinary deposits and financial instruments, which can be easily converted into cash and whose value changes due to changes in interest rates are not material, with maturities (or date of redemption) of three months or less upon acquisition.

d.	Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts to cover estimated losses on receivables (account receivable — trade, account receivable — other, loans and other), based on collection experience and analysis of the collectability of individual outstanding receivables.

e.	Inventories

Inventories, which consist mainly of supplies for telecommunication facilities and PCS handsets for sales, are stated at the acquisition cost, with cost determined using the moving average method, except for goods-in-transit and land for construction for which cost are determined using the specific identification method. During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts performed at the end of the year. When the market value of inventories (net realizable value for merchandise and current replacement cost for supplies) is less than the carrying value, carrying value is stated at the lower of cost or market. The Company applies the lower of cost or market method by group of inventories and loss on inventory valuation is presented as a deductive item from inventories and charged to operating expenses. However, when the circumstances that previously caused inventories to be written down below cost no longer exist and the new market value of inventories subsequently recovers, the valuation loss is reversed to the extent of the original valuation loss and the reversal is deducted from operating expenses.

f.	Securities (excluding the equity method investment securities)

Debt and equity securities are initially stated at the market value of consideration given for acquisition (market value of securities acquired if market value of consideration given is not available) plus incidental costs attributable to the acquisition of the securities and are classified into trading, or available-for-sale securities, and in the case of debt securities, held-to-maturity, depending on the purpose and nature of acquisition. The Company presents trading securities as short-term investments, and available-for-sale securities and held-to-maturity securities as short-term investments or long-term investment securities depending on their nature in the balance sheet. The moving average method for equity securities and the specific identification method for debt securities are used to determine the cost of securities for the calculation of gain (loss) on disposal of those securities.
•	Trading securities

Securities that are bought and held principally for the purpose of selling them in the near term with active and frequent buying and selling, including securities which consist of a portfolio of securities with the clear objective of generating profits on short-term differences in price, are classified as trading securities. Trading securities are recorded at their fair value and unrealized gains or losses from trading securities are recorded as gain (loss) on valuation of trading securities included in non-operating income (expense).
•	Held-to-maturity securities

Debt securities that have fixed or determinable payments with a fixed maturity are classified as held-to-maturity securities only if the Company has both the positive intent and ability to hold those securities to maturity. However, debt securities, whose maturity dates are due within one year from the balance sheet date, are classified as current assets.

After initial recognition, held-to-maturity securities are stated at amortized cost in the balance sheet. When held-to-maturity securities are measured at amortized costs, the difference between their acquisition cost and face value is amortized using the effective interest rate method and the amortization is included in the cost and interest income.

When the possibility of not being able to collect the principal and interest of held-to-maturity securities according to the terms of the contracts is highly likely, the difference between the recoverable amount (the present value of expected cash flows using the effective interest rate upon acquisition of the securities) and book value are recorded as loss on impairment of held-to-maturity securities included in non-operating expense and the held-to-maturity securities are stated at the recoverable amount after impairment loss. If the value of impaired securities subsequently recovers and the recovery can be objectively related to an event occurring after the impairment loss was recognized, the reversal of impairment loss are recorded as reversal of impairment loss on held-to-maturity securities included in non-operating income. However, the resulting carrying amount after the reversal of impairment loss shall not exceed the amortized cost that would have been measured, at the date of the reversal, if no impairment loss were recognized.

•	Available-for-sale securities

Debt and equity securities that do not fall under the classifications of trading or held-to-maturity securities are categorized and presented as available-for-sale securities included in investment assets. However, if an available-for-sale security matures or it is certain that such security will be disposed of within one year from the balance sheet date, it is classified as a current asset.

Available-for-sale securities are recorded at fair value. Unrealized gain or loss from available-for-sale securities are presented as gain or loss on valuation of available-for-sale securities included in accumulated other comprehensive income of stockholders’ equity. In addition, accumulated gain or loss on valuation of available-for-sale securities are reflected in either gain or loss on disposal of available-for-sale securities or loss on impairment of available-for-sale securities upon disposal or recognition of impairment of the securities. However, available-for-sale equity securities that are not marketable and whose fair value cannot be reliably measured are recorded at acquisition cost.

When there is objective evidence that the available-for-sale securities are impaired and the recoverable amount is lower than the cost (amortized cost for debt securities) of the available-for-sale securities, an impairment loss is recognized as loss on impairment of available-for-sale securities of non-operating expense and the related unrealized gain or loss remaining in stockholders’ equity is adjusted to the impairment loss. If the value of impaired securities subsequently recovers and the recovery can be objectively related to an event occurring after the impairment loss was recognized, the reversal of impairment loss can be recognized up to the previously recorded impairment loss as a reversal of loss on impairment of available-for-sale securities of non-operating income. However, if the fair value increases after the impairment loss is recognized but does not relate to the recovery of impairment loss as described above, the increase in fair value is recorded in stockholders’ equity.
•	Reclassification of securities

Trading securities should not be reclassified to other categories of securities. However, when those securities can no longer be held for sale in the near-term to generate profits from short-term price differences, the trading securities can be reclassified as available-for-sale or held-to-maturity securities. When those securities are no longer traded in an active market, such securities are reclassified as available-for-sale securities.

When trading securities are reclassified to other categories, the fair value (latest market value) as of the date of the reclassification becomes new acquisition cost of the security and the security’s unrealized holding gain or loss through the date of the reclassification should be recorded in non-operating income or expenses.

g.	Equity Method Investment Securities

Investments in equity securities of companies, over which the Company exercises significant influence, are reported using the equity method of accounting.
•	Accounting for changes in the equity of the investee

Under the equity method of accounting, the Company records changes in its proportionate equity of the net assets of the investee depending on the nature of the underlying changes in the investee as follows; (if) “equity in income (loss) of associates” in the non-operating income (expense) for net income (loss) of the investee; (ii) “increase (decrease) in retained earnings of associates” in the retained earnings for changes in beginning retained earnings of the investee; (iii) “increase (decrease) in equity of associates” in the accumulated other comprehensive income (loss) for other changes in stockholders’ equity of the investee.

When the equity method investee’s unappropriated retained earnings carried over from prior period changes due to significant error corrections, the Company records the changes in equity as “equity in income (loss) of associates” included in the non-operating income (expense) if the impact of the changes on the Company’s non-consolidated financial statements is not significant. If the changes results from the changes in accounting policies of the equity method investee, they are reflected in the unappropriated retained earnings carried over from prior period in accordance with SKAS on changes in accounting policy and errors corrections. When the investee declares cash dividends, the dividends to be received are deducted directly from equity method investment securities.
•	Treatment of investment difference

Difference between the acquisition cost and the Company’s proportionate equity in the fair value of net assets of the investee upon acquisition (“Investment difference”) are considered as (negative) goodwill and accounted for in accordance with accounting standards for business combination. The goodwill portion which is amortized over useful lives (4~10 years) on a straight line method and the negative goodwill portion which is amortized over the weighted average useful lives of depreciable non-monetary assets of the investee are included in “equity in income (loss) of associates”.

When the Company’s equity interest in the investee increases due to an increase (or decrease) in contributed capital with (or without) consideration, the changes in the Company’s proportionate equity in the investee is accounted for as investment difference. If the Company’s equity interest decreases, the changes are accounted for as “gain (loss) on disposal of the equity method investment securities”. However, if the investee is the Company’s subsidiary, those changes are accounted for as capital surplus (capital adjustments).
•	Difference between the fair value and book value of net assets of the investee

Upon acquisition of the equity method investment securities, the Company’s proportionate shares in the differences between the fair values and book values of the identifiable assets and liabilities of the investee are amortized/reversed and included in “equity in income (loss) of associates” in accordance with the investee’s methods of accounting for the assets and liabilities.

•	Elimination of unrealized gain or loss from intercompany transactions

The Company’s proportionate share in the gain (loss) arising from transactions between the Company and the investee, which remains in the book value of assets held as of balance sheet date is considered unrealized gain (loss) and adjusted to equity method investment securities. If the investee is a subsidiary of the Company, unrealized gain (loss) from sale of an asset by the Company to the investee (downstream transaction) is fully eliminated and adjusted to equity method investment securities.
•	Impairment loss on equity method investment securities

When there is objective evidence that the equity method investment securities is impaired and the recoverable amount is lower than the carrying amount of the equity method investment securities, an impairment loss is recognized as “loss on impairment of equity method investment securities” included in non-operating expense and the unamortized investment difference shall be first reduced. When the recoverable amount is recovered after the recognition of impairment loss, the reversal of impairment loss can be recognized as income up to the previously recorded impairment loss. The book value of the equity method investment securities after the reversal of the impairment loss cannot exceed the book value calculated as if the impairment loss would not been originally recognized. The reversal of the impairment loss recognized against the unamortized investment difference is not allowed.
•	Translation of financial statements of overseas investees

For overseas investees whose financial statements are prepared in foreign currencies, the equity method of accounting is applied after assets and liabilities are translated in accordance with the accounting treatments for the translation of the financial statements of overseas’ subsidiaries for consolidated financial statements. The Company’s proportionate share of the difference between assets net of liabilities and stockholders’ equity after translation into Korean won is accounted for as “increase (decrease) in equity of associates” included in the accumulated other comprehensive income (loss).
h.	Property and Equipment

Property and equipment are stated at cost (acquisition cost or manufacturing cost plus expenditures directly related to preparing the asset ready for use) and assets acquired from investment in kind, by donation or free of charge in other ways are stated at fair value as an acquisition cost. Property and equipment contributed by the government on January 1, 1982 are stated at net revalued amounts. Expenditures after acquisition or completion that increase future economic benefit in excess of the most recently assessed capability level of the asset are capitalized; other expenditures are charged to expense as incurred. Borrowing costs in relation to the manufacture, purchase, construction or development of assets are charged to current operations.

Depreciation is computed by the declining-balance method (except for buildings, structures, underground access to cable tunnels, and concrete and steel telephone poles that are depreciated using the straight-line method) based on the following useful lives of the related units of property and equipment and the accumulated depreciation and impairment are directly deducted from the related assets.

Useful lives (years)

Buildings and structures	5 - 60
Machinery and equipment:
Underground access to cable tunnels, and concrete and steel telephone poles	20 - 40
Other	3 - 15
Vehicles	6
Tools, furniture and fixtures	4 - 20
When the expected future cash flow from use or disposal of the property and equipment is lower than the carrying amount due to obsolescence, physical damage and other, the carrying amount is adjusted to the recoverable amount (the higher of net sales price or value in use) and the difference is recognized as an impairment loss. The Company recorded loss on impairment of property and equipment totaling ~~W~~1,565 million and ~~W~~4,447 million for the years ended December 31, 2008 and 2007, respectively. Meanwhile, when the recoverable amount subsequently exceeds the carrying amount of the impaired asset, the excess is recorded as a reversal of impairment loss to the extent that the reversed asset does not exceed the carrying amount before previous impairment as adjusted by depreciation.

i.	Intangible Assets

Intangible assets are initially recognized at acquisition cost (purchase cost plus expenditures directly related to preparing the asset ready for use) and subsequently presented at amortized cost using the straight-line method, with amortization beginning when the asset is available for use. Meanwhile, the Company amortizes intangible assets in connection with monopolistic and exclusive rights to control buildings and facilities utilization and copyrights over the period of 30 or 50 years based on the related contract or related laws.

Intangible assets are amortized based on the following useful lives:

Useful lives (years)

Research and development cost	3 - 6
Software	6
Industrial rights	5 - 10
Frequency usage rights	5.75 from the date of service commencement
Other intangible assets Building rights	10 - 50
Facilities rights	10 - 20
Copyrights	50

Research related costs are generally expensed as operating expenses. Development costs which meet certain requirements and from which future economic benefit is certain are capitalized as intangible assets and the amortization over the estimated useful lives is expensed as operation expenses. Development costs associated with new telecommunication businesses such as Integrated Customer Information System (ICIS) and Broadband Integrated Services Digital Network (B-ISDN) and software such as Integrated Logistics Information System, Information Superhighway and Enterprise Resource Planning (ERP) are accounted for as intangible assets.

The Company was elected as a Wireless Broadband Internet (“WiBro”) business provider on January 20, 2005 and paid ~~W~~125,800 million to the MIC in exchange for the usage right to frequency range of 2331.5~2358.5 Mhz obtained on March 30, 2005. The rights have a contractual life of 7 years from the grant date and are amortized over the remaining contractual life commencing from June 30, 2006 when commercial service was initiated.

When the recoverable amount (the higher of net sales price or value in use) of intangible assets is significantly lower than the carrying amount due to obsolescence, and other, the difference is recognized as an impairment loss. When the recoverable amount subsequently exceeds the carrying amount of the impaired asset, the excess is recorded as a reversal of impairment loss to the extent that the reversed asset does not exceed the carrying amount before previous impairment as adjusted by amortization. The Company recorded loss on impairment of intangible assets totaling ~~W~~7,066 million for the year ended December 31, 2007.

j.	Government Subsidy and Others

Government subsidy and contribution for construction granted for the purpose of acquisition of certain assets are recorded as a deduction from the assets granted or other assets acquired for the temporary use of the assets granted. When the related assets are acquired, they are recorded as a deduction from the acquired assets and are offsetting against the depreciation of the acquired assets over their useful lives. In addition, government subsidy and contribution for construction without any repayment obligation is offset against the related expenses which they are intended to compensate, however, if there is no matching expense, they are recorded as operating revenue or non-operating revenue depending on whether they are directly related to the Company’s principal operating activities. Government subsidy and contribution for construction with a repayment obligation is recorded as a liability.

k.	Present Value Discount for Assets and Liabilities

Receivables or payables from long-term installment transactions, long-term loans/borrowings or the other similar transactions are stated at present value which is determined by discounting total amounts receivable or payable in the future using the effective interest rate, if the nominal value is significantly different from the present value. The discount or premium resulting from the determination of present value should be reported in the balance sheet as a direct deduction from or addition to the nominal value of the related receivables or payables and the amortization by the effective interest rate method is included in the period income (loss).

l.	Translation of Assets and Liabilities Denominated in Foreign Currency

Transactions denominated in foreign currencies are recorded in Korean won translated at the exchange rate prevailing on the transaction date and the resulting gain (loss) from foreign currency transactions is included in non-operating income (expense). Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet dates, which were, for US dollars, ~~W~~1,257.5 : USD 1 and ~~W~~938.2 : USD 1 at December 31, 2008 and 2007, respectively, and the resulting gain (loss) from foreign currency translation is included in non-operating income (expense).

m.	Bonds and Discounts on Bonds

Discounts on bonds are amortized over the redemption period of the bonds using the effective interest rate method, which are recognized as interest expense.

n.	Accrued Severance Indemnities

In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive lump-sum severance payments upon termination of their employment, based on their current rates of salary and length of service. The accrual for severance indemnities is computed as if all employees were to terminate at the balance sheet dates and amounted to ~~W~~1,592,433 million and ~~W~~1,472,912 million for the years ended December 31, 2008 and 2007, respectively.

The Company has insured a portion of its obligations for severance indemnities by making deposits, that will be directly paid to employees, with Samsung Life Insurance and other and records them as deposits for severance insurance deposits which is directly deducted from the accrued severance indemnities.

o.	Provisions

The Company recognizes a provision for a liability with uncertain timing or amount when (1) there is a present obligation of the Company arising from past events, (2) it is highly likely that an outflow of resources will be required to settle the obligation, (3) the amount for the settlement of the obligation can be reliably measured.

If there is a material difference between the nominal value and present value of such provision, the provision is stated at the present value of the expenditures expected to be required to settle the obligation.

p.	Derivative Instruments

The Company records rights and obligations arising from derivative instruments in assets and liabilities, which are stated at fair value. Gains and losses that result from the changes in the fair value of derivative instruments are recognized in current earnings. However, for derivative instruments that cash flow hedge accounting applies to, the effective portion of the gain or loss on the derivative instruments are recorded as gain (loss) on valuation of derivatives included in the accumulated other comprehensive income (loss).

q.	Share-based Payment

The Company’s share-based payment transactions are accounted for in accordance with SKAS No.22 “Share-based Payment” which is effective from fiscal year beginning on or after December 31, 2006. As allowed in the transition clause of SKAS No.22, for employee stock options granted before January 1, 2007, the Company accounts for them in accordance with Interpretation No. 39-35 “Accounting for Stock Options”.
(i)	Stock Options

The Company has granted stock options to its executive officers and directors prior to January 1, 2007, and for equity-settled stock options, the Company records compensation expenses which are allocated over the period in which the options vest with the corresponding credit to the stock options portion of capital adjustments. When the options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustments account and the par value of the new shares issued, is recorded as additional paid-in capital. In the event the Company grants stock options based on cash-settled share-based payment, the Company records compensation expenses which are allocated over the period in which the options vest with the corresponding liability recorded.

When stock options are forfeited because the specified vesting requirements are not satisfied, previously recognized compensation costs are reversed to earnings and the corresponding capital adjustments or liabilities are reversed as well. When stock options expire unexercised, previously recognized compensation costs and corresponding capital adjustments are reversed to capital surplus.
(ii)	Other Share-Based Payments

Other share-based payments granted on or after January 1, 2007 are measured as below:

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity (capital adjustments), directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the Company measures the value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.

For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Company re-measures the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognized in profit or loss for the period.

For share-based payment transactions in which the terms of the arrangement provide either the Company or the supplier of goods or services with a choice of whether the Company settles the transaction in cash or by issuing equity instruments, the Company is required to account for that transaction, or the components of that transaction, as a cash-settled share-based payment transaction if, and to the extent that, the Company has incurred a liability to settle in cash (or other assets), or as an equity-settled share-based payment transaction if, and to the extent that, no such liability has been incurred.

r.	Accounting for Leases

A lease is classified as a finance lease or an operating lease depending on the extent of transfer to the Company of the risks and rewards incidental to ownership. If a lease meets any one of the following criteria, it is accounted for as a finance lease:
•	The lease transfers ownership of the asset to the lessee by the end of the lease term;

•	The lessee has the option to purchase the asset at a bargain price and it is certain that the option will be exercised;

•	The lease term is for the major part (75% or more) of the economic life of the asset even if title is not transferred;

•	At the date of lease commencement the present value of the minimum lease payments amounts to at least substantially all (90% or more) of the fair value of the leased asset; or

•	The leased assets are of such a specialized nature that only the Company can use them without major modifications.
All other leases are treated as operating leases.

For operating leases, lease payments excluding guaranteed residual value are recognized as an expense on a straight-line basis over the lease term and contingent rent is expensed as incurred. Finance leases are recognized as assets and liabilities at the lower of fair value of the leased property or the present value of the minimum lease payments discounted using the implicit interest rate of the lessor (or the Company’s incremental borrowing rate if the implicit interest rate is not practicable to determine). Any initial direct costs incurred by the Company are added to the amount recognized as an asset. The depreciation policy for depreciable leased assets is consistent with that for the similar depreciable assets that are owned by the Company. Annual minimum lease payments excluding guaranteed residual value is allocated to interest expense, which is calculated using the effective interest rate, and finance lease repayment amount. Contingent rent relating to finance are charged as expenses in the periods in which they are incurred, however, if the amount is material it is allocated to principal and interest, respectively, over the remaining lease term.

s.	Revenue Recognition

The Company’s service revenues, which include revenues derived from telephone services, internet services and data services, are recognized on a service-rendered basis. In connection with such services, Korea Communications Commission (“KCC”) and other government entities have extensive authority to regulate the Company’s fees. Rates for local call, interconnection and broadband internet access services provided by the Company should be approved by KCC. As for other telecommunication services, the related rates are just required to be reported to KCC.

The Company recognizes sales on PCS handsets when these are delivered to the dealers. In addition, the Company’s construction revenue is recognized by calculating reference to the percentage of completion of the contract which is calculating the ratio of the actual contract costs incurred to date to the estimated total contract costs. And for subscribed construction-type contracts, the Company recognizes revenue using the percentage-of-completion method only for the subscribed portion.

Meanwhile, the Company recognizes sales revenues on a gross basis when the Company is the primary obligor in the transactions with customers and if the Company merely acts as an agent for the buyer or seller from whom it earns a commission, then the sales revenues are recognized on a net basis.

Total consideration for combined services is allocated to each service in proportion to its fair value and the allocated amount is recognized as revenue according to revenue recognition policy for the service.

t.	Income Taxes

When the Company recognizes deferred income tax assets or liabilities for the temporary differences between the carrying amount of an asset and liability and tax base, a deferred income tax liability for taxable temporary difference is fully recognized except to the extent in accordance with income tax related SKAS while a deferred tax asset for deductible temporary difference is recognized to the extent that it is almost certain that taxable profit will be available against which the deductible temporary difference can be utilized. Deferred income tax asset (liability) is classified as current or non-current asset (liability) depending on the classification of related asset (liability) in the balance sheet. Deferred income tax asset (liability) which does not relate to specific asset (liability) account in the balance sheet such as deferred income tax asset recognized for tax loss carryforwards is classified as current or non-current asset (liability) depending on the expected reversal period. Deferred income tax assets and liabilities in the same tax jurisdiction and in the same current or non-current classification are presented on a net basis. Current and deferred income tax expense are included in income tax expense in the statement of operations and additional income taxes or tax refunds for the prior periods are included in income tax expense for the current period when recognized. However, income taxes resulting from transactions or events, which were directly recognized in stockholders’ equity in current or prior periods, or business combinations are directly adjusted to equity account or goodwill (or negative goodwill).

u.	Use of Estimates

The Company’s management uses reasonable estimates and assumptions in preparing the accompanying non-consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea. The estimates and assumptions can change according to additional experience, changes in circumstances, new information and other and may be different from actual results.

v.	Reclassifications of Prior Year Financial Statements

Certain reclassifications have been made in prior year financial statements to conform to classifications used in the current period. Such reclassifications did not have an effect on the net assets and net income of the Company as of and for the year ended December 31, 2007.

w.	Cumulative effects of changes in accounting policies

The Company restated the prior period financial statements in accordance with the amendment to SKAS No. 15 “Investments in Associates”, and also made adjustment directly to retained earnings in accordance with the amendment to KAI Opinion 06-2 “Deferred Income Taxes on Investments in Subsidiaries, Associates and Interests in Joint Ventures”. However, in connection with the Company’s adoption of SKAS No. 15, the Company restated only the 2007 financial statements as allowed by the transition clause of the amendment but did not restate the financial statements before 2007. Meanwhile, significant changes in the current period financial statements due to such amendments are summarized as follows (in millions of Korean won):

	Before amendment		After amendment
Balance sheet as of December 31, 2008
Equity method investment securities	~~W~~	3,482,151	~~W~~	3,462,643
Deferred income tax assets (non-current)		136,593		136,761
Other capital adjustments		—		(180,155)
Accumulated other comprehensive income		7,456		10,879
Retained earnings		9,656,723		9,814,115

Statement of income for the year ended December 31, 2008
Net income from continuing operation	~~W~~	438,889	~~W~~	449,810
Net income		438,889		449,810
Basic net income per share from continuing operations (in Korean won)		2,163		2,217
Basic net income per share (in Korean won)		2,163		2,217
Significant changes in the prior period financial statements due to such amendments are summarized as follows (in millions of Korean won):

	Before amendment		After amendment
Balance sheet as of December 31, 2007
Equity method investment securities	~~W~~	3,411,035	~~W~~	3,378,153
Other capital adjustments		—		(168,143)
Accumulated other comprehensive income		7,771		(818)
Retained earnings		9,699,015		9,842,865

Statement of income for the year ended December 31, 2007
Net income from continuing operation	~~W~~	957,623	~~W~~	981,967
Net income		957,623		981,967
Basic net income per share from continuing operations (in Korean won)		4,635		4,753
Basic net income per share (in Korean won)		4,635		4,753

3.	CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENT ASSETS

Cash and cash equivalents and short-term investment assets as of December 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008		2007
Cash and cash equivalents :
Cash	~~W~~	833	~~W~~	911
Passbook accounts		24,633		16,766
Foreign currency deposits		28,668		15,024
Cash in-transit		279,446		286,220
Money market deposit accounts		349,220		211,399
Money market fund		—		877
Money market trust		210,000		190,000
Money trust account		240,000		80,000
Beneficiary certificate		160,000		120,000

Total	~~W~~	1,292,800	~~W~~	921,197

Short-term investment assets :
Time deposits	~~W~~	40,000	~~W~~	—
Certificates of deposits(CD)		30,000		90,000
Money trust accounts		17,305		120,000
Restricted deposits		65		381
Beneficiary certificates		10,000		—
Short-term loans		35,699		97,601

Total	~~W~~	133,069	~~W~~	307,982

4.	RESTRICTED DEPOSITS

Details of restricted deposits included in short-term investment assets as of December 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008		2007		Description

Short-term investment assets	~~W~~	65	~~W~~	381	Deposits for research and development Money trust accounts for investment in media contents
		17,305		—

Total	~~W~~	17,370	~~W~~	381

5.	INVENTORIES

Inventory valuations as of December 31, 2008 and 2007 are summarized as follows (in millions of Korean won):

	2008					2007
	Acquisition		Lower of cost or		Valuation	Acquisition		Lower of cost or		Valuation
	cost		market value		allowance	cost		market value		allowance

Merchandise	~~W~~	163,302	~~W~~	148,650	(~~W~~14,652)	~~W~~	110,129	~~W~~	90,621	(~~W~~19,508)
Supplies		11,373		10,251	(1,122)		20,880		17,077	(3,803)
Other		8,640		8,640	—		14,405		14,405	—

	~~W~~	183,315	~~W~~	167,541	(~~W~~15,774)	~~W~~	145,414	~~W~~	122,103	(~~W~~23,311)

6.	AVAILABLE-FOR-SALE SECURITIES

Available-for-sale securities as of December 31, 2008 and 2007 are all equity securities and are summarized as follows (in millions of Korean won):

	2008
						Net		Book		Unrealized
	Percentage of	Acquisition		Fair		asset		value		gains (losses)
	ownership (%)	cost		value		value		(Note 1)		(Note 2)

K-3-I Co., Ltd.	12.50	~~W~~	300	~~W~~	—	~~W~~	106	~~W~~	300	~~W~~	—
Korea Information Certificate Authority, Inc.	9.27		2,000		—		2,242		2,000		—
Polytech Adventure Town, Inc.	6.67		200		—		123		200		—
ICO Global Communications Ltd.	0.18		617		—		—		—		—
Daegu Football Club	1.84		300		—		74		300		—
Kookmin Credit Information, Inc.	2.07		1,202		—		—		—		—
Solitech Co., Ltd.	4.70		590		1,602		—		1,602		1,012
Vissem Electronics Co., Ltd. (formerly, “Samjin Information & Communications Co., Ltd.”)	0.02		15		—		2		15		—
Korea Software Financial Cooperative	0.87		1,000		—		1,229		1,000		—
Russia-Japan-Korea Cable System	10.00		307		—		—		—		—
Information and Communication Financial Cooperative	0.01		16		—		19		16		—
Korea Electric Engineers Association	0.11		20		—		22		20		—
Binext CT Financial Cooperative	15.00		1,500		—		1,409		1,500		—
Korea Specialty Contractor Financial Cooperative Fund	0.00		101		—		97		101		—
MBC-ESS Sports Co., Ltd.	8.96		1,800		—		861		1,800		—
Amicus Wireless Technology Ltd. (Note 3)	3.61		960		—		—		—		—
ZMOS Technology, Inc. (Note 3)	9.86		1,872		—		—		—		—
Translink Capital Partners I, L.P. (Note 4)	12.35		5,222		—		2,545		5,222		—
Sovik Contents Investment Fund (Note 4)	6.52		1,304		—		1,314		1,304		—
Pacven Walden Ventures Parallel VI-KT, L.P. (Notes 4 and 5)	94.12		1,027		—		340		1,027		—

Total		~~W~~	20,353	~~W~~	1,602	~~W~~	10,383	~~W~~	16,407	~~W~~	1,012

	2007
						Net		Book		Unrealized
	Percentage of	Acquisition		Fair		asset		value		gains (losses)
	ownership (%)	cost		value		value		(Note 1)		(Note 2)

K-3-I Co., Ltd.	12.50	~~W~~	300	~~W~~	—	~~W~~	132	~~W~~	300	~~W~~	—
Korea Information Certificate Authority, Inc.	9.27		2,000		—		1,891		2,000		—
Polytech Adventure Town, Inc.	6.67		200		—		142		200		—
ICO Global Communications Ltd.	0.18		617		—		—		—		—
Daegu Football Club	1.84		300		—		101		300		—
Kookmin Credit Information, Inc.	6.42		1,202		—		—		—		—
Solitech Co., Ltd.	4.70		590		4,120		—		4,120		3,530
Vissem Electronics Co., Ltd. (formerly, “Samjin Information & Communications Co., Ltd.”)	0.02		15		—		2		15		—
Korea Software Financial Cooperative	0.93		1,000		—		1,135		1,000		—
Russia-Japan-Korea Cable System	10.00		307		—		—		—		—
Information and Communication Financial Cooperative	0.01		16		—		19		16		—
Korea Electric Engineers Association	0.11		20		—		22		20		—
Binext CT Financial Cooperative	15.00		1,500		—		1,454		1,500		—
Korea Specialty Contractor Financial Cooperative Fund	0.00		61		—		59		61		—
MBC-ESS Sports Co., Ltd.	8.96		1,800		—		1,160		1,800		—
Amicus Wireless Technology Ltd.	4.43		960		—		169		960		—
Opensolution Co., Ltd.	8.97		—		—		—		—		—
ZMOS Technology, Inc.	8.64		1,872		—		506		1,872		—

Total		~~W~~	12,760	~~W~~	4,120	~~W~~	6,792	~~W~~	14,164	~~W~~	3,530

(Note 1)	Investments in equity securities above, except Solitech Co., Ltd., do not have readily determinable fair values and therefore are stated at cost. In addition, if the estimated recoverable amount of the securities is below their acquisition cost and such difference is not deemed recoverable, write-downs of the individual securities are recorded to reduce the carrying value.

(Note 2)	The amounts are before adjustments for tax effects.

(Note 3)	For the year ended December 31, 2008, the Company recognized impairment loss on investment in Amicus Wireless Technology Ltd. and Amos Technology, Inc. amounting ~~W~~960 million and ~~W~~1,872 million, respectively, due to the decline in the recoverable amount.

(Note 4)	During the year ended December 31, 2008, the Company obtained 12.35% ownership interest of Translink Capital Partners I, L.P. for ~~W~~5,222 million, 6.52% ownership interest of Sovik Contents Investment Fund for ~~W~~1,304 million and 94.12% ownership interest of Pacven Walden Ventures Parallel VI-KT, L.P. for ~~W~~1,027 million, respectively.

(Note 5)	Although the Company’s ownership interest in this company is 94.12%, it is an entrusted asset in substance. The Company concludes that it has no significant influence over this investee and classifies this investment as an available-for-sale security.
Changes in unrealized gain (loss) on available-for-sale securities for the years ended December 31, 2008 and 2007 are summarized as follows (in millions of Korean won):

	2008		2007

Balance at beginning of the year	~~W~~	3,530	~~W~~	6,050
Changes in unrealized gain (loss), net		(2,518)		(2,520)

Net balance at end of the year		1,012		3,530
Income tax effect		(223)		(971)

Balance at end of the year	~~W~~	789	~~W~~	2,559

7.	EQUITY METHOD INVESTMENT SECURITIES

Investments in securities accounted for using the equity method as of December 31, 2008 and 2007 are summarized as follows (in millions of Korean won):

	2008
		Percentage			Equity
	Number	of			in net
	of	ownership	Acquisition		asset		Book		Market
	shares	(%)	cost		value		value		value

KT Networks Corporation (“KTN”)	2,000,000	100.00	~~W~~	23,458	~~W~~	57,158	~~W~~	57,158	~~W~~	—
KT Rental Co., Ltd. (“KTR”)	6,800,000	100.00		34,419		54,871		54,734		—
KT Capital Co., Ltd.	20,200,000	100.00		101,000		103,199		103,199		—
KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”)	400,000	100.00		9,008		159		3,911		—
KT Internal Venture Fund No. 2	5,000	94.34		5,000		5,203		5,203		—
KT Linkus Co., Ltd. (“KTL”)	2,941,668	93.82		24,502		626		568		—
KT New Business Fund No. 1 (Note 1)	100	90.91		10,000		10,209		10,209		—
Telecop Service Co., Ltd. (“TSC”) (Note 2)	5,765,911	88.82		40,378		23,554		23,554		—
KT DataSystems Co., Ltd. (Note 1)	1,920,000	80.00		9,600		10,022		10,022		—
KT Hitel Co., Ltd. (“KTH”)	22,750,000	65.94		67,780		118,479		118,479		116,480
Sofnics Inc. (Note 1)	120,000	60.00		600		432		432		—
JungBoPremiumEdu Co., Ltd. (Note 1)	240,000	54.50		6,000		2,304		4,077		—
KT Freetel Co., Ltd. (“KTF”) (Note 3)	102,129,938	54.25		3,821,386		2,368,268		2,560,107		3,206,880
Nasmedia, Inc. (Note 1)	1,767,516	50.00		26,055		13,069		24,851		—
KT Powertel Co., Ltd. (“KTP”)	7,771,418	44.85		55,135		31,622		31,622		—
KT Submarine Co., Ltd. (“KTSC”)	1,617,000	36.92		8,085		20,667		20,667		11,820
Sidus FNH Co.	1,607,900	35.70		19,599		4,816		4,816		—
Olive Nine Co., Ltd. (Notes 4 and 6)	9,250,000	19.48		23,155		2,769		2,769		4,995
KT Commerce, Inc. (“KTC”) (Note 5)	266,000	19.00		1,330		1,500		1,500		—
Sidus FNH Benex Cinema Investment Fund (Note 5)	40	13.33		4,000		3,232		3,232		—
KTF Technologies, Inc. (“KTFT”) (Note 5)	56,000	3.85		366		966		127		—
Korea Telecom America, Inc. (“KTAI”)	6,000	100.00		4,783		4,237		4,237		—
Korea Telecom China Co., Ltd. (“KTCC”)	—	100.00		1,245		1,999		1,999		—
Korea Telecom Japan Co., Ltd. (“KTJ”)	12,856	100.00		6,586		3,614		3,614		—
New Telephone Company (“NTC”)	5,309,189	79.96		33,064		166,914		166,914		—
KTSC Investment Management B.V. (Note 7)	82,614	60.00		30,860		35,787		35,787		—
Company K Movie Asset Fund No. 1 (Note 1)	90	60.00		9,000		8,803		8,803		—
KT-Global New Media Fund (Note 1)	600	50.00		6,000		5,817		5,817		—
Korea Telecom Directory Co., Ltd. (“KTD”)	1,360,000	34.00		6,800		8,358		8,358		—
Metropol Property LLC (Note 1)	—	34.00		1,739		434		1,776		—
KBSi Co., Ltd.	952,000	32.38		4,760		4,679		4,679		—
Korea Information Technology Fund (“KITF”)	70	23.33		70,000		77,636		77,636		—
Sky Life Contents Fund	45	22.50		4,500		3,737		3,737		—
Everyshow (Note 1)	300,000	21.28		1,500		1,226		1,226		—
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	20,770,000	21.00		185,274		20,239		31,167		—
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc.”)	1,800,000	20.17		9,000		6,953		6,953		—
Goodmorning F Co., Ltd. (Note 4)	114,000	19.00		254		1,460		1,460		—
CURD (formerly, “KT Realty Development and Management Co., Ltd.”) (Note 4)	266,000	19.00		506		8,369		8,369		—
Korea Information Data Corp. (“KID”) (Note 4)	760,000	19.00		3,800		13,666		13,666		—

	2008
		Percentage			Equity
	Number	of			in net
	of	ownership	Acquisition		asset		Book		Market
	shares	(%)	cost		value		Value		value

Korea Information Service Corp. (“KIS”) (Note 4)	570,000	19.00		2,850		12,812		12,812	—
Korea Seoul Contact all Co., Ltd. (Note 4)	45,600	19.00		228		327		327	—
Korea Service and Communication Co., Ltd. (Note 4)	45,600	19.00		228		341		341	—
Korea Call Center Co., Ltd. (Note 4)	45,600	19.00		228		332		332	—
TMworld Co., Ltd. (Note 4)	45,600	19.00		228		320		320	—
Ubiquitous Marketing Service and Communication Co., Ltd. (“UMS&C”) (Note 4)	45,600	19.00		228		293		293	—
Exdell Corporation (Note 4)	38,000	19.00		190		218		218	—
Information Technology Service Bukbu Corporation (Note 4)	38,000	19.00		190		225		225	—
Information Technology Solution Nambu Corporation (Note 4)	38,000	19.00		190		221		221	—
Information Technology Solution Seobu Corporation (Note 4)	38,000	19.00		190		222		222	—
Information Technology Solution Busan Corporation (Note 4)	38,000	19.00		190		246		246	—
Information Technology Solution Jungbu Corporation (Note 4)	38,000	19.00		190		295		295	—
Information Technology Solution Honam Corporation (Note 4)	38,000	19.00		190		248		248	—
Information Technology Solution Daegu Corporation (Note 4)	38,000	19.00		190		218		218	—
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”) (Note 4)	200,000	17.93		5,000		41		41	—
Wooridul Entertainment Investment Fund-1 (Notes 1 and 5)	1,391	17.39		1,391		1,320		1,320	—
eNtoB Corp. (Note 5)	500,000	15.63		2,500		4,240		4,240	—
Mongolian Telecommunications (“MTC”)	10,348,111	40.00		3,450		13,289		13,289	12,806

Total			~~W~~	4,688,378	~~W~~	3,242,261	~~W~~	3,462,643

	2007
		Percentage			Equity
	Number	of			in net
	of	ownership	Acquisition		asset		Book		Market
	shares	(%)	cost		value		value		value

KT Networks Corporation (“KTN”)	2,000,000	100.00	~~W~~	23,458	~~W~~	52,900	~~W~~	52,900	~~W~~	—
KT Rental Co., Ltd. (“KTR”)	6,800,000	100.00		34,419		48,315		48,207		—
KT Capital Co., Ltd.	20,200,000	100.00		101,000		100,043		100,043		—
KT FDS Co., Ltd. (formerly,“Korea FDS Co., Ltd.”)	400,000	100.00		9,008		2,453		7,359		—
KT Internal Venture Fund No. 2	5,000	94.34		5,000		5,205		5,205		—
KT Linkus Co., Ltd. (“KTL”)	2,941,668	93.82		24,502		8,136		8,040		—
Telecop Service Co., Ltd. (“TSC”)	4,644,376	93.82		26,359		10,847		10,847		—
KT Hitel Co., Ltd. (“KTH”)	22,750,000	65.94		67,780		114,082		114,403		167,213
KT Freetel Co., Ltd. (“KTF”)	102,129,938	52.99		3,821,386		2,299,615		2,620,185		3,099,644
KT Powertel Co., Ltd. (“KTP”)	7,771,418	44.85		55,135		28,837		28,837		—
KT Submarine Co., Ltd. (“KTSC”)	1,617,000	36.92		8,085		21,933		21,933		14,424
Sidus FNH Co.	1,607,900	35.70		19,599		6,273		14,409		—
Olive Nine Co., Ltd. (Note 4)	8,750,000	19.20		22,000		3,676		17,880		20,169
KT Commerce, Inc. (“KTC”) (Note 5)	266,000	19.00		1,330		1,305		1,264		—
Sidus FNH Benex Cinema Investment Fund (Note 5)	40	13.33		4,000		3,985		3,985		—
KTF Technologies, Inc. (“KTFT”) (Note 5)	56,000	3.85		366		2,073		1,623		—
Korea Telecom America, Inc. (“KTAI”)	6,000	100.00		4,783		2,937		2,937		—
Korea Telecom China Co., Ltd. (“KTCC”)	—	100.00		1,245		946		946		—
Korea Telecom Philippines, Inc. (“KTPI”)	744,476	100.00		2,481		(112,543)		—		—
Korea Telecom Japan Co., Ltd. (“KTJ”)	12,856	100.00		6,586		830		830		—
New Telephone Company (“NTC”)	5,309,189	79.96		33,064		125,326		125,326		—
KTSC Investment Management B.V.	108	60.00		15		15		15		—
Super iMax	—	60.00		1,321		1		1,321		—
East Telecom	—	51.00		14,515		10,238		14,515		—
Korea Telecom Directory Co., Ltd. (“KTD”)	1,360,000	34.00		6,800		8,085		8,085		—
KBSi Co., Ltd.	952,000	32.38		4,760		3,408		3,408		—
Korea Information Technology Fund (“KITF”)	70	23.33		70,000		77,578		77,578		—
Sky Life Contents Fund	45	22.50		4,500		4,997		4,997		—
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	20,770,000	21.00		185,274		3,036		24,892		—
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc.”)	1,800,000	20.17		9,000		7,147		7,147		—
Goodmorning F Co., Ltd. (Note 4)	114,000	19.00		254		1,151		1,151		—
CURD (formerly, “KT Realty Development and Management Co., Ltd.”) (Note 4)	266,000	19.00		506		3,788		3,788		—
Korea Information Data Corp. (“KID”) (Note 4)	760,000	19.00		3,800		13,541		13,541		—
Korea Information Service Corp. (“KIS”) (Note 4)	570,000	19.00		2,850		10,792		10,792		—
Korea Seoul Contact all Co., Ltd. (Note 4)	45,600	19.00		228		271		271		—

	2007
		Percentage			Equity
	Number	of			in net
	of	ownership	Acquisition		asset		Book		Market
	shares	(%)	cost		value		value		value

Korea Service and Communication Co., Ltd. (Note 4)	45,600	19.00		228		274		274	—
Korea Call Center Co., Ltd. (Note 4)	45,600	19.00		228		266		266	—
TMworld Co., Ltd. (Note 4)	45,600	19.00		228		294		294	—
Ubiquitous Marketing Service and Communication Co., Ltd. (“UMS&C”) (Note 4)	45,600	19.00		228		275		275	—
Exdell Corporation (Note 4)	38,000	19.00		190		177		177	—
Information Technology Service Bukbu Corporation (Note 4)	38,000	19.00		190		190		190	—
Information Technology Solution Nambu Corporation (Note 4)	38,000	19.00		190		190		190	—
Information Technology Solution Seobu Corporation (Note 4)	38,000	19.00		190		190		190	—
Information Technology Solution Busan Corporation (Note 4)	38,000	19.00		190		190		190	—
Information Technology Solution Jungbu Corporation (Note 4)	38,000	19.00		190		190		190	—
Information Technology Solution Honam Corporation (Note 4)	38,000	19.00		190		190		190	—
Information Technology Solution Daegu Corporation (Note 4)	38,000	19.00		190		190		190	—
MOS Facilities Co., Ltd. (formerly, “Mostech Co.,Ltd.”) (Note 4)	200,000	17.93		5,000		316		3,016	—
eNtoB Corp. (Note 5)	500,000	15.63		2,500		3,841		3,841	—
Mongolian Telecommunications (“MTC”)	10,348,111	40.00		3,450		10,020		10,020	41,491

Total			~~W~~	4,588,791	~~W~~	2,888,015	~~W~~	3,378,153

(Note 1)	During the year ended December 31, 2008, the Company obtained 90.91% ownership interest of KT New Business Fund No.1 for ~~W~~10,000 million, 80.00% ownership interest of KT DataSystems Co., Ltd. for ~~W~~9,600 million, 60.00% ownership interest of Sofnics lnc. for ~~W~~600 million, 54.50% ownership interest of JungBoPremiumEdu Co., Ltd. for ~~W~~6,000 million, 50.0% ownership interest plus one share of Nasmedia Inc. for ~~W~~26,055 million, 60.00% ownership interest of Company K Movie Asset Fund No. 1 for ~~W~~9,000 million, 50.00% ownership interest of KT-Global New Media Fund for ~~W~~6,000 million, 34.00% ownership interest of Metropol Property LLC for ~~W~~1,739 million, 21.28% ownership interest of Everyshow for ~~W~~1,500 million and 17.39% ownership interest of Wooridul Entertainment Investment Fund-1 for ~~W~~1,391 million, respectively.

(Note 2)	During the year ended December 31, 2008, the Company obtained 1,121,535 shares of KTT for ~~W~~14,019 million upon capital increase of KTT, which resulted in a decrease in the Company’s equity ownership interest from 93.82% as of December 31, 2007 to 88.82% as of December 31, 2008. The resulting change of ~~W~~2,536 million in the Company’s share on KTT’s net assets was recorded as other capital adjustments.

(Note 3)	KTF purchased 4,448,000 shares of treasury stock for retirement by a charge against its retained earnings. As a result, the Company’s equity ownership interest in KTF increased from 52.99% as of December 31, 2007 to 54.25% as of December 31, 2008. The resulting difference in the Company’s equity in the investee totaling ~~W~~14,651 million was included in other capital adjustments.

(Note 4)	Although the Company’s ownership in these companies is less than 20%, the Company has significant influence over these companies through the participation in these companies’ various management decisions. As a result, the Company accounts for these investments using the equity method.

(Note 5)	Although the Company’s ownership in these companies is less than 20%, the ownership percentages including subsidiaries’ ownership in these companies are over 20%. As a result, the Company accounts for these investments using the equity method.

(Note 6)	The Company’s ownership interest in Olive Nine Co., Ltd. increased from 19.20% as of December 31, 2007 as of 19.48% at December 31, 2008 according to the conversion of convertible bonds and purchase of additional shares. The resulting difference in the Company’s equity in the investee totaling ~~W~~441 million was included in other capital adjustments.

(Note 7)	During the year ended December 31, 2008, the Company additionally invested in KTSC Investment Management B.V. cash of ~~W~~15,009 million and in-kind contribution of ~~W~~15,836 million which consists of the shares of Super iMax and East Telecom totaling ~~W~~1,321 million and ~~W~~14,515 million, respectively, together with other stockholder on a proportionate basis.

Changes in carrying amount resulting from the equity method of accounting for the years ended December 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008
					Increase
			Equity in		(decrease)		Other		Other
	January 1,		income		in equity of		capital		increase		December 31,
	2008		(loss)		associates		surplus		(decrease)		2008

KTN	~~W~~	52,900	~~W~~	4,258	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	57,158
KTR		48,207		6,527		—		—		—		54,734
KT Capital Co., Ltd.		100,043		3,436		(280)		—		—		103,199
KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”)		7,359		(3,448)		—		—		—		3,911
KT Internal Venture Fund No. 2 (Note 1)		5,205		(2)		—		—		—		5,203
KTL		8,040		(6,832)		—		(640)		—		568
KT New Business Fund No.1		—		209		—		—		10,000		10,209
TSC		10,847		(3,848)		—		2,536		14,019		23,554
KT DataSystems Co., Ltd.		—		422		—		—		9,600		10,022
KTH		114,403		4,738		(662)		—		—		118,479
Sofnics Inc.		—		(168)		—		—		600		432
JungBoPremiumEdu Co., Ltd.		—		(1,923)		—		—		6,000		4,077
KTF		2,620,185		(39,319)		(7,891)		(15,282)		2,414		2,560,107
Nasmedia, Inc.		—		(1,204)		—		—		26,055		24,851
KTP		28,837		2,786		(1)		—		—		31,622
KTSC		21,933		(743)		(119)		—		(404)		20,667
Sidus FNH Co.		14,409		(4,170)		1		—		(5,424)		4,816
Olive Nine Co., Ltd.		17,880		(5,178)		1		(435)		(9,499)		2,769
KTC		1,264		241		(5)		—		—		1,500
Sidus FNH Benex Cinema Investment Fund		3,985		(753)		—		—		—		3,232
KTFT		1,623		(1,486)		(10)		—		—		127
KTAI		2,937		264		1,036		—		—		4,237
KTCC		946		556		497		—		—		1,999
KTJ		830		1,719		1,065		—		—		3,614
NTC (Note 1)		125,326		33,846		12,822		—		(5,080)		166,914
KTSC Investment Management B.V. (Note 1)		15		(1,261)		6,188		—		30,845		35,787
Super iMax (Note 1)		1,321		—		—		—		(1,321)		—
East Telecom (Note 1)		14,515		—		—		—		(14,515)		—
Company K Movie Asset Fund No. 1		—		(197)		—		—		9,000		8,803
KT-Global New Media Fund (Note 1)		—		(183)		—		—		6,000		5,817
KTD (Note 1)		8,085		273		—		—		—		8,358
Metropol Property LLC (Note 1)		—		(12)		49		—		1,739		1,776
KBSi Co., Ltd.		3,408		1,271		—		—		—		4,679
KITF		77,578		1,754		(1,696)		—		—		77,636
Sky Life Contents Fund		4,997		(1,260)		—		—		—		3,737
Everyshow (Note 1)		—		(274)		—		—		1,500		1,226
KDB		24,892		92		6,183		—		—		31,167
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc.”) (Note 1)		7,147		64		(258)		—		—		6,953
Goodmorning F Co., Ltd.		1,151		314		(5)		—		—		1,460
CURD		3,788		4,631		(50)		—		—		8,369
KID		13,541		353		—		—		(228)		13,666
KIS (Note 1)		10,792		2,191		—		—		(171)		12,812

	2008
				Increase
			Equity in	(decrease)		Other	Other
	January 1,		income	in equity of		capital	increase		December 31,
	2008		(loss)	associates		surplus	(decrease)		2008

Korea Seoul Contact all Co., Ltd.		271	56		—	—		—		327
Korea Service and Communication Co., Ltd.		274	67		—	—		—		341
Korea Call Center Co., Ltd.		266	66		—	—		—		332
TMworld Co., Ltd.		294	26		—	—		—		320
UMS&C		275	18		—	—		—		293
Exdell Corporation (Note 1)		177	41		—	—		—		218
Information Technology Service Bukbu Corporation		190	35		—	—		—		225
Information Technology Solution Nambu Corporation		190	31		—	—		—		221
Information Technology Solution Seobu Corporation (Note 1)		190	32		—	—		—		222
Information Technology Solution Busan Corporation		190	56		—	—		—		246
Information Technology Solution Jungbu Corporation		190	105		—	—		—		295
Information Technology Solution Honam Corporation		190	58		—	—		—		248
Information Technology Solution Daegu Corporation		190	28		—	—		—		218
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”) (Note 1)		3,016	(1,047)		—	—		(1,928)		41
Wooridul Entertainment Investment Fund-1 (Note 1)		—	(71)		—	—		1,391		1,320
eNtoB Corp. (Note 1)		3,841	402		(3)	—		—		4,240
MTC (Note 1)		10,020	1,520		2,397	—		(648)		13,289

Total	~~W~~	3,378,153	(~~W~~893)	~~W~~	19,259	(~~W~~13,821)	~~W~~	79,945	~~W~~	3,462,643

	2007
					Increase
			Equity in		(decrease)		Other
	January 1,		income		in equity of		increase		December 31,
	2007		(loss)		associates		(decrease)		2007

KTN	~~W~~	50,840	~~W~~	2,060	~~W~~	—	~~W~~	—	~~W~~	52,900
KTR		40,535		7,672		—		—		48,207
KT Capital Co., Ltd.		99,573		359		111		—		100,043
KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”)		—		(1,649)		—		9,008		7,359
KT Internal Venture Fund No. 2 (Note 1)		5,144		61		—		—		5,205
KTL		6,875		1,165		—		—		8,040
TSC		24,810		(13,963)		—		—		10,847
Korea Telecom Venture Fund No. 1		12,862		(295)		(19)		(12,548)		—
KTH		107,453		2,228		4,722		—		114,403
KTF		2,707,909		(10,219)		(16,227)		(61,278)		2,620,185
KTP		27,653		1,184		—		—		28,837
KTSC		18,686		3,768		(521)		—		21,933
Sidus FNH Co.		16,949		(2,541)		1		—		14,409
Olive Nine Co., Ltd.		22,000		(4,377)		257		—		17,880
KTC		862		406		(4)		—		1,264
Sidus FNH Benex Cinema Investment Fund		4,013		(28)		—		—		3,985
KTFT		—		1,246		11		366		1,623
KTAI		2,806		104		27		—		2,937
KTCC		813		65		68		—		946
KTJ		—		625		205		—		830
NTC (Note 1)		93,581		21,732		11,918		(1,905)		125,326
KTSC Investment Management B.V. (Note 1)		—		—		—		15		15
Super iMax (Note 1)		—		—		—		1,321		1,321
East Telecom (Note 1)		—		—		—		14,515		14,515
KTD (Note 1)		7,867		219		(1)		—		8,085
KBSi Co., Ltd.		2,810		598		—		—		3,408
KITF		71,128		5,531		1,151		(232)		77,578
Sky Life Contents Fund		5,050		(53)		—		—		4,997
KDB (Note 1)		16,455		7,676		761		—		24,892
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc.”) (Note 1)		9,204		(1,668)		160		(549)		7,147
Goodmorning F Co., Ltd.		826		324		1		—		1,151
CURD		2,375		1,413		—		—		3,788
KID		12,230		1,463		—		(152)		13,541
KIS		8,382		2,524		—		(114)		10,792
Korea Seoul Contact all Co., Ltd.		228		43		—		—		271

	2007
					Increase
			Equity in		(decrease)	Other
	January 1,		income		in equity of	increase	December 31,
	2007		(loss)		associates	(decrease)	2007

Korea Service and Communication Co., Ltd.		228		46	—	—		274
Korea Call Center Co., Ltd.		228		38	—	—		266
TMworld Co., Ltd.		228		66	—	—		294
UMS&C		228		47	—	—		275
Exdell Corporation (Note 1)		—		(13)	—	190		177
Information Technology Service Bukbu Corporation (Note 1)		—		—	—	190		190
Information Technology Solution Nambu Corporation (Note 1)		—		—	—	190		190
Information Technology Solution Seobu Corporation (Note 1)		—		—	—	190		190
Information Technology Solution Busan Corporation (Note 1)		—		—	—	190		190
Information Technology Solution Jungbu Corporation (Note 1)		—		—	—	190		190
Information Technology Solution Honam Corporation (Note 1)		—		—	—	190		190
Information Technology Solution Daegu Corporation (Note 1)		—		—	—	190		190
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”) (Note 1)		4,186		(1,170)	—	—		3,016
eNtoB Corp.		3,363		471	7	—		3,841
Pivotec Co., Ltd.		6,299		38	(3,359)	(2,978)		—
MTC (Note 1)		9,321		1,233	52	(586)		10,020

Total	~~W~~	3,404,000	~~W~~	28,429	(~~W~~679)	(~~W~~53,597)	~~W~~	3,378,153

(Note 1)	These securities were accounted for using the equity method of accounting based on unreviewed financial statements as of and for the year ended December 31, 2008 as the reviewed financial statements on these companies could not be obtained. In order to verify the reliability of such unreviewed financial statements, the Company has performed the following procedures and found no significant exceptions:
i)	Obtain the unreviewed financial statements signed by the investee’s chief executive officer and statutory auditor.

ii)	Identified whether the major transactions or accounting events, including those disclosed to public by the investee, which were acknowledged by the Company are properly reflected in the unreviewed financial statements.

iii)	Identify the major accounting issues under discussion between the investee and its external auditors and the investee’s plan to resolve such issues.

iv)	Analyze the effect of potential difference between the unreviewed and audited financial statements.
Changes in investment differences from the equity method investment securities for the years ended December 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008										2007
	January 1,						Other (Notes		December 31,		January 1,						December 31,
Affiliate	2008		Increase		Amortization		1 and 2)		2008		2007		Increase		Amortization		2007

KT FDS Co., Ltd.	~~W~~	4,906	~~W~~	—	~~W~~	1,154	~~W~~	—	~~W~~	3,752	~~W~~	—	~~W~~	5,772	~~W~~	866	~~W~~	4,906
JungBoPremiumEdu Co., Ltd.		—		2,182		409		—		1,773		—		—		—		—
KTF		325,284		—		130,114		—		195,170		455,313		—		130,029		325,284
Nasmedia, Inc.		—		14,436		2,654		—		11,782		—		—		—		—
Sidus FNH Co.		8,136		—		2,711		(5,425)		—		10,848		—		2,712		8,136
Olive Nine Co., Ltd.		14,204		—		3,551		(10,653)		—		17,755		—		3,551		14,204
Super iMax		1,320		—		—		(1,320)		—		—		1,320		—		1,320
East Telecom		4,277		—		—		(4,277)		—		—		4,277		—		4,277
Metropol Property LLC		—		1,491		149		—		1,342		—		—		—		—
KDB		21,856		—		10,928		—		10,928		33,413		—		11,557		21,856
MOS Facilities Co., Ltd.		2,700		—		772		(1,928)		—		3,471		—		771		2,700

Total	~~W~~	382,683	~~W~~	18,109	~~W~~	152,442		(~~W~~23,603)	~~W~~	224,747	~~W~~	520,800	~~W~~	11,369	~~W~~	149,486	~~W~~	382,683

(Note 1)	For the year ended December 31, 2008, the Company recognized impairment loss on investment difference totaling ~~W~~18,006 million as non-operating expense due to the decline in the recoverable amount.

(Note 2)	For the year ended December 31, 2008, the shares of Super iMAX and East Telecom were transferred to KTSC Management B.V. by way of in-kind contribution.
Details of unrealized gains (losses) arising from intercompany transactions, which are eliminated, as of December 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008						2007
			Property and						Property and
			equipment and						equipment and
Company	Inventories		intangible assets		Total		Inventories		intangible assets		Total

KTR	~~W~~	137	~~W~~	—	~~W~~	137	~~W~~	108	~~W~~	—	~~W~~	108
KTL		—		58		58		—		96		96
KTH		—		—		—		—		(321)		(321)
KTF		1,924		1,407		3,331		2,035		2,679		4,714
KTC		—		—		—		—		41		41
KTFT		839		—		839		450		—		450

Total	~~W~~	2,900	~~W~~	1,465	~~W~~	4,365	~~W~~	2,593	~~W~~	2,495	~~W~~	5,088

Cumulative changes in the Company’s equity in net asset value of the investees not recognized due to the discontinuance of the equity method of accounting as of December 31, 2008 are nil.
The condensed financial information of the investees as of and for the years ended December 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008
	Total		Total				Net
	assets		liabilities		Revenue		income (loss)

KTN	~~W~~	162,844	~~W~~	105,824	~~W~~	381,410	~~W~~	4,226
KTR		281,882		227,010		99,959		6,556
KT Capital Co., Ltd.		1,198,633		1,095,434		111,375		3,436
KT FDS Co., Ltd.(formerly, “Korea FDS Co., Ltd.”)		9,292		9,132		26,405		(2,293)
KT Internal Venture Fund No. 2		5,566		50		143		(3)
KTL		66,916		66,318		88,984		(7,323)
KT New Business Fund No .1		11,366		136		366		229
TSC		114,544		88,099		145,990		(4,257)
KT DataSystems Co., Ltd.		41,861		29,334		58,905		527
KTH		205,493		25,821		137,708		7,672
Sofnics Inc.		740		21		164		(389)
JungBoPremiumEdu Co., Ltd.		5,035		811		222		(2,776)
KTF		8,056,122		3,690,273		8,346,220		164,579
Nasmedia, Inc.		59,597		33,459		13,414		3,483
KTP		146,135		75,621		113,232		6,211
KTSC		103,374		47,394		79,042		(1,973)

	2008
	Total	Total		Net
	assets	liabilities	Revenue	income (loss)

Sidus FNH Co.	18,222	4,732	16,473	(4,083)
Olive Nine Co., Ltd.	43,666	29,453	40,154	(8,395)
KTC	41,610	33,713	46,105	1,057
Sidus FNH Benex Cinema Investment Fund	24,243	—	1,601	(5,649)
KTFT	117,161	92,063	360,963	(28,504)
KTAI	6,613	2,377	9,040	264
KTCC	2,083	84	2,464	555
KTJ	14,423	10,808	19,873	1,719
NTC	233,546	24,810	140,781	42,327
KTSC Investment Management B.V.	59,675	30	2,154	(2,101)
Company K Movie Asset Fund No. 1	14,671	—	—	(329)
KT-Global New Media Fund	11,654	19	—	(365)
KTD	62,779	38,198	44,325	804
Metropol Property LLC	1,310	33	847	403
KBSi Co., Ltd.	21,638	7,188	31,526	3,926
KITF	332,724	—	19,742	7,518
Sky Life Contents Fund	16,798	189	795	(5,602)
Everyshow	6,301	538	1,359	(1,287)
KDB	508,039	287,103	386,958	31,225
Kiwoom Investment Co., Ltd.(formerly, “Korea IT Venture Partners Inc.”)	34,651	177	6,146	316
Goodmorning F Co., Ltd.	12,476	4,791	54,851	1,654
CURD	83,655	39,607	67,241	24,374
KID	103,117	31,191	211,410	2,020
KIS	94,355	26,921	149,293	11,654
Korea Seoul Contact all Co., Ltd.	6,420	4,700	43,581	296
Korea Service and Communication Co., Ltd.	4,860	3,064	31,584	354
Korea Call Center Co., Ltd.	4,893	3,144	29,851	349
TMworld Co., Ltd.	4,487	2,803	30,386	257
UMS&C	4,737	3,196	31,121	94
Exdell Corporation	2,331	1,186	11,280	215
Information Technology Service Bukbu Corporation	4,802	3,619	11,802	183
Information Technology Solution Nambu Corporation	5,593	4,430	13,954	162
Information Technology Solution Seobu Corporation	4,782	3,612	12,430	170
Information Technology Solution Busan Corporation	5,095	3,799	11,182	296
Information Technology Solution Jungbu Corporation	5,600	4,045	12,569	555
Information Technology Solution Honam Corporation	4,872	3,567	11,907	305
Information Technology Solution Daegu Corporation	3,324	2,175	6,690	148
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”)	6,892	6,661	21,135	(1,535)
Wooridul Entertainment Investment Fund-1	7,594	1	68	(407)
eNtoB Corp.	79,327	52,189	756,983	2,635
MTC	40,992	7,769	28,167	3,799

	2007
	Total		Total				Net
	assets		liabilities		Revenue		income (loss)

KTN	~~W~~	154,739	~~W~~	101,946	~~W~~	337,819	~~W~~	2,005
KTR		331,082		282,767		119,659		7,692
KT Capital Co., Ltd.		630,173		530,130		31,154		359
KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”)		11,364		8,911		25,353		(1,434)
KT Internal Venture Fund No. 2		5,578		60		133		65
KTL		76,704		68,102		96,942		866
TSC		97,687		86,163		128,297		(14,922)
KTH		194,822		21,819		122,890		3,868
KTF		7,460,705		3,121,265		7,293,321		244,144
KTP		157,581		93,277		106,903		2,640
KTSC		68,980		9,677		33,236		10,168
Sidus FNH Co.		27,439		9,868		22,603		478
Olive Nine Co., Ltd.		41,588		22,437		35,173		(4,305)
KTC		19,957		13,093		39,432		1,997
Sidus FNH Benex Cinema Investment Fund		30,043		151		1,150		(209)
KTFT		164,591		110,714		455,996		2,645
KTAI		5,162		2,226		7,542		104
KTCC		1,002		56		1,588		65
KTPI		208		112,751		20		(13,481)
KTJ		4,671		3,841		5,219		864
NTC		172,679		15,951		106,591		27,177
KTSC Investment Management B.V.		25		—		—		—
Super iMax		1		—		—		—
East Telecom		25,388		5,313		9,345		—
KTD		62,967		39,190		43,570		643
KBSi Co., Ltd.		18,429		7,904		26,227		1,845
KITF		332,476		—		33,644		22,712
Sky Life Contents Fund		22,716		505		469		(236)
KDB		513,708		341,515		387,393		38,199
Kiwoom Investment Co., Ltd.(formerly, “Korea IT Venture Partners Inc.”)		35,609		173		3,979		(7,690)
Goodmorning F Co., Ltd.		16,988		10,927		56,842		1,707
CURD		46,034		26,100		62,074		7,435
KID		99,632		28,363		194,977		7,862
KIS		82,373		25,571		143,024		13,409
Korea Seoul Contact all Co., Ltd.		4,989		3,565		37,876		224
Korea Service and Communication Co., Ltd.		4,150		2,708		31,015		243
Korea Call Center Co., Ltd.		4,070		2,671		27,523		199
TMworld Co., Ltd.		3,799		2,371		26,995		348
UMS&C		4,255		2,808		26,691		247
Exdell Corporation		1,020		90		200		(70)
Information Technology Service Bukbu Corporation		1,000		—		—		—
Information Technology Solution Nambu Corporation		1,000		—		—		—
Information Technology Solution Seobu Corporation		1,000		—		—		—
Information Technology Solution Busan Corporation		1,000		—		—		—
Information Technology Solution Jungbu Corporation		1,000		—		—		—
Information Technology Solution Honam Corporation		1,000		—		—		—
Information Technology Solution Daegu Corporation		1,000		—		—		—
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”)		7,501		5,735		19,879		(2,222)
eNtoB Corp.		64,311		39,728		563,278		3,014
MTC		32,149		7,100		28,229		3,081

8.	PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2008 and December 31, 2007 are summarized as follows (in millions of Korean won):

	2008		2007
Property and Equipment, at cost	~~W~~	37,127,620	~~W~~	37,532,007
Less accumulated depreciation		(26,465,115)		(26,877,161)
Less accumulated impairment loss		(1,590)		(1,027)
Less contribution for construction		(232,241)		(205,201)

Net	~~W~~	10,428,674	~~W~~	10,448,618

Changes in property and equipment for the years ended December 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008
			Acquisition cost
			(including
	January 1,		capital					Impairment		Others		December 31,
	2008		expenditures)		Disposal	Depreciation		loss		(Note 1)		2008

Land (Note 2)	~~W~~	1,103,479	~~W~~	—	(~~W~~4,664)	~~W~~	—	~~W~~	—	~~W~~	39,378	~~W~~	1,138,193
Buildings (Note 2)		2,921,588		139	(25,774)		(130,444)		—		250,068		3,015,577
Structures		168,131		37	(7,520)		(14,658)		—		6,351		152,341
Machinery		5,820,762		10,283	(39,931)		(1,841,229)		(1,565)		1,822,887		5,771,207
Vehicles		4,162		—	(14)		(1,907)		—		224		2,465
Others		176,126		21,949	(1,650)		(111,769)		—		83,659		168,315
Construction- in-progress		254,370		2,154,431	—		—		—		(2,228,225)		180,576

Total	~~W~~	10,448,618	~~W~~	2,186,839	(~~W~~79,553)		(~~W~~2,100,007)		(~~W~~1,565)		(~~W~~25,658)	~~W~~	10,428,674

	2007
			Acquisition cost
			(including
	January 1,		capital							Others		December 31,
	2007		expenditures)		Disposal	Depreciation		Impairment loss		(Note 1)		2007

Land (Note 2)	~~W~~	1,060,530	~~W~~	16	(~~W~~3,211)	~~W~~	—	~~W~~	—	~~W~~	46,144	~~W~~	1,103,479
Buildings (Note 2)		2,913,906		21	(9,194)		(125,603)		—		142,458		2,921,588
Structures		171,845		—	(569)		(15,722)		—		12,577		168,131
Machinery		5,806,329		21,723	(96,744)		(1,776,575)		(4,447)		1,870,476		5,820,762
Vehicles		5,559		—	(46)		(2,497)		—		1,146		4,162
Others		182,042		27,404	(675)		(114,422)		—		81,777		176,126
Construction- in-progress		257,873		2,173,293	—		—		—		(2,176,796)		254,370

Total	~~W~~	10,398,084	~~W~~	2,222,457	(~~W~~110,439)		(~~W~~2,034,819)		(~~W~~4,447)		(~~W~~22,218)	~~W~~	10,448,618

(Note 1)	Others consist mainly of transfers from construction-in-progress to machinery, an increase (decrease) in contribution for construction and reclassifications.

(Note 2)	Certain lands and buildings were pledged as collateral relating to lease contracts. The maximum pledged amount were ~~W~~57,426 million and ~~W~~57,094 million as of December 31, 2008 and 2007, respectively.
9.	STANDARD VALUE OF LAND

The standard value of land declared by the government as of December 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008				2007
	Book value		Standard value		Book value		Standard value

Metropolitan district (including the head office)	~~W~~	627,905	~~W~~	3,885,826	~~W~~	597,041	~~W~~	3,555,541
Busan district		108,483		458,029		106,726		455,810
Jeonnam district		92,470		223,596		91,997		225,623
Daegu district		118,659		322,979		117,920		315,398
Chungnam district		50,329		185,977		49,695		181,661
Jeonbuk district		47,939		113,395		48,192		113,220
Kangwon district		44,738		99,650		44,970		97,931
Chungbuk district		31,844		99,053		31,430		99,375
Jeju district		15,826		32,916		15,508		32,651

Total	~~W~~	1,138,193	~~W~~	5,421,421	~~W~~	1,103,479	~~W~~	5,077,210

10.	CONTRIBUTION FOR CONSTRUCTION

Changes in contribution for construction which was used in the acquisition of property and equipment for the years ended December 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008
	January 1,
	2008		Increase		Decrease	Transfer		December 31, 2008

Buildings	~~W~~	2,306	~~W~~	—	(~~W~~221)	~~W~~	103	~~W~~	2,188
Structures		1,517		—	(175)		165		1,507
Machinery		111,311		—	(45,184)		52,960		119,087
Others		1,537		—	(1,369)		1,616		1,784
Construction-in-progress		88,530		73,989	—		(54,844)		107,675

Total	~~W~~	205,201	~~W~~	73,989	(~~W~~46,949)	~~W~~	—	~~W~~	232,241

	2007
	January 1,							December 31,
	2007		Increase		Decrease	Transfer		2007

Buildings	~~W~~	2,732	~~W~~	—	(~~W~~1,337)	~~W~~	911	~~W~~	2,306
Structures		1,402		—	(170)		285		1,517
Machinery		98,371		—	(43,037)		55,977		111,311
Others		1,490		—	(1,038)		1,085		1,537
Construction-in-progress		70,163		76,625	—		(58,258)		88,530

Total	~~W~~	174,158	~~W~~	76,625	(~~W~~45,582)	~~W~~	—	~~W~~	205,201

11.	INTANGIBLE ASSETS

Changes in intangible assets for the years ended December 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008
	January 1,						December 31,
	2008		Increase		Amortization	Others	2008

Development costs	~~W~~	201,798	~~W~~	98,042	(~~W~~111,624)	(~~W~~855)	~~W~~	187,361
Software		86,863		27,100	(27,947)	(394)		85,622
Industrial rights		4,759		1,257	(950)	(14)		5,052
Frequency usage rights		91,142		—	(21,889)	—		69,253
Others		55,176		1,175	(6,593)	—		49,758

Total	~~W~~	439,738	~~W~~	127,574	(~~W~~169,003)	(~~W~~1,263)	~~W~~	397,046

	2007
	January 1, 2007		Increase		Amortization	Impairment loss		Others	December 31, 2007

Development costs	~~W~~	193,544	~~W~~	111,401	(~~W~~102,662)	~~W~~	—	(~~W~~485)	~~W~~	201,798
Software		87,954		24,353	(25,431)		—	(13)		86,863
Industrial rights		4,342		1,389	(972)		—	—		4,759
Frequency usage rights		113,031		—	(21,889)		—	—		91,142
Others		71,911		5,019	(10,245)		(7,066)	(4,443)		55,176

Total	~~W~~	470,782	~~W~~	142,162	(~~W~~161,199)		(~~W~~7,066)	(~~W~~4,941)	~~W~~	439,738

The components of intangible assets as of December 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008
			Accumulated	Accumulated
	Acquisition cost		amortization	impairment loss		Book value

Development costs	~~W~~	637,573	(~~W~~450,212)	~~W~~	—	~~W~~	187,361
Software		213,989	(128,367)		—		85,622
Industrial rights		13,586	(8,534)		—		5,052
Frequency usage rights		125,800	(56,547)		—		69,253
Others		133,209	(76,385)		(7,066)		49,758

Total	~~W~~	1,124,157	(~~W~~720,045)		(~~W~~7,066)	~~W~~	397,046

	2007
			Accumulated	Accumulated
	Acquisition cost		amortization	impairment loss		Book value

Development costs	~~W~~	559,303	(~~W~~357,505)	~~W~~	—	~~W~~	201,798
Software		192,311	(105,448)		—		86,863
Industrial rights		12,375	(7,616)		—		4,759
Frequency usage rights		125,800	(34,658)		—		91,142
Others		132,035	(69,793)		(7,066)		55,176

Total	~~W~~	1,021,824	(~~W~~575,020)		(~~W~~7,066)	~~W~~	439,738

The Company’s research and ordinary development expenses amounted to ~~W~~251,141 million and ~~W~~260,445 million for years ended December 31, 2008 and 2007, respectively.

12.	PRESENT VALUE OF ASSETS AND LIABILITIES

Assets and liabilities measured at present value as of December 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008
		Collection	Nominal		Present
Accounts	Discount rate	period	value		value		Discount

Accounts receivable — trade	5.23~5.83%	2009	~~W~~	63,803	~~W~~	61,247	~~W~~	2,556
Accounts receivable — other	5.23~8.85%	2009		32,581		30,958		1,623
Long-term accounts receivable — trade	5.23~5.83%	2010~2025		79,309		56,508		22,801
Long-term accounts receivable — other	5.23~8.85%	2010~2011		16,574		15,957		617

	2007
		Collection	Nominal		Present
Accounts	Discount rate	period	value		value		Discount

Accounts receivable — trade	5.68~7.04%	2008	~~W~~	32,258	~~W~~	30,898	~~W~~	1,360
Accounts receivable — other	5.38~8.85%	2008		18,738		17,718		1,020
Long-term accounts receivable — trade	5.68~7.04%	2009~2025		62,624		41,704		20,920
Long-term accounts receivable — other	5.38~8.85%	2009~2011		38,438		36,171		2,267

13.	BONDS AND LONG-TERM BORROWINGS
a.	Bonds

Bonds as of December 31, 2008 and 2007 are summarized as follows (in thousands of U.S. dollars and millions of Japanese yen and Korean won):

	2008
				Maturity	Interest rate
Type	Issue date	Amount		(Note 2)	per annum

MTNP notes (Note 1)	6/24/2004	~~W~~	754,500	6/24/2014	5.88%
		(USD 600,000)
MTNP notes (Note 1)	9/7/2004	~~W~~	125,750	9/7/2034	6.50%
		(USD 100,000)
MTNP notes (Note 1)	7/15/2005	~~W~~	503,000	7/15/2015	4.88%
		(USD 400,000)
MTNP notes (Note 1)	5/3/2006	~~W~~	251,500	5/3/2016	5.88%
		(USD 200,000)
Euro bonds	4/11/2007	~~W~~	251,500	4/11/2012	5.13%
		(USD 200,000)
FR notes	9/11/2008	~~W~~	251,500	9/11/2013	4.32%
		(USD 200,000)
The 132nd Public bond	2/9/2001	~~W~~	70,000	2/9/2011	7.68%
The 154th Public bond	7/31/2002		220,000	7/31/2009	6.70%
The 156th Public bond	9/30/2002		180,000	9/30/2009	6.35%
The 159th Public bond	10/27/2003		300,000	10/27/2013	5.39%
The 160th Public bond	11/24/2003		200,000	11/24/2010	5.45%
The 161st Public bond	12/23/2003		230,000	12/23/2010	5.61%
The 162nd Public bond	2/27/2004		320,000	2/27/2011	5.52%
The 163rd Public bond	3/30/2004		170,000	3/30/2014	5.51%
The 164th Public bond	6/21/2004		260,000	6/21/2011	5.22%
The 165-1st Public bond	8/26/2004		130,000	8/26/2011	4.22%
The 165-2nd Public bond	8/26/2004		140,000	8/26/2014	4.44%
The 166-1st Public bond	3/21/2005		220,000	3/21/2010	4.37%
The 166-2nd Public bond	3/21/2005		100,000	3/21/2012	4.57%
The 167-1st Public bond	4/20/2005		100,000	4/20/2012	4.59%
The 167-2nd Public bond	4/20/2005		100,000	4/20/2015	4.84%
The 168-1st Public bond	6/21/2005		240,000	6/21/2012	4.43%
The 168-2nd Public bond	6/21/2005		90,000	6/21/2015	4.66%
The 169th Public bond	4/3/2007		140,000	4/3/2012	5.01%
The 170th Public bond	1/11/2008		174,236	1/11/2011	1.45%
		(JPY 12,500)
The 171st Public bond	2/28/2008		100,000	2/28/2013	5.41%
The 172-1st Public bond	3/31/2008		62,875	3/31/2011	4.20%
		(USD 50,000)
The 172-2nd Public bond	3/31/2008		138,325	3/31/2012	4.30%
		(USD 110,000)
The 173-1st Public bond	8/6/2008		100,000	8/6/2013	6.49%
The 173-2nd Public bond	8/6/2008		100,000	8/6/2018	6.62%
The 174-1st Public bond	12/19/2008		100,000	12/19/2010	5.34%
The 174-2nd Public bond	12/19/2008		130,000	12/19/2011	5.56%

Total			6,253,186

Less current portion (not including discounts on bonds of ~~W~~180 million)			(400,000)

Long-term portion			5,853,186

Discount on bonds			(37,288)

Net		~~W~~	5,815,898

	2007
				Maturity	Interest rate
Type	Issue date	Amount		(Note 2)	per annum

MTNP notes (Note 1)	6/24/2004	~~W~~	562,920	6/24/2014	5.88%
		(USD 600,000)
MTNP notes (Note 1)	9/7/2004	~~W~~	93,820	9/7/2034	6.50%
		(USD 100,000)
MTNP notes (Note 1)	7/15/2005	~~W~~	375,280	7/15/2015	4.88%
		(USD 400,000)
MTNP notes (Note 1)	5/3/2006	~~W~~	187,640	5/3/2016	5.88%
		(USD 200,000)
Euro bonds	4/11/2007	~~W~~	187,640	4/11/2012	5.13%
		(USD 200,000)
The 130th Public bond	1/19/2001	~~W~~	50,000	1/19/2008	7.28%
The 132nd Public bond	2/9/2001		70,000	2/9/2011	7.68%
The 133rd Public bond	2/12/2001		50,000	2/12/2008	6.78%
The 138th Public bond	2/28/2001		100,000	2/28/2008	7.45%
The 154th Public bond	7/31/2002		220,000	7/31/2009	6.70%
The 156th Public bond	9/30/2002		180,000	9/30/2009	6.35%
The 158th Public bond	4/30/2003		220,000	4/30/2008	5.29%
The 159th Public bond	10/27/2003		300,000	10/27/2013	5.39%
The 160th Public bond	11/24/2003		200,000	11/24/2010	5.45%
The 161st Public bond	12/23/2003		230,000	12/23/2010	5.61%
The 162nd Public bond	2/27/2004		320,000	2/27/2011	5.52%
The 163rd Public bond	3/30/2004		170,000	3/30/2014	5.51%
The 164th Public bond	6/21/2004		260,000	6/21/2011	5.22%
The 165-1st Public bond	8/26/2004		130,000	8/26/2011	4.22%
The 165-2nd Public bond	8/26/2004		140,000	8/26/2014	4.44%
The 166-1st Public bond	3/21/2005		220,000	3/21/2010	4.37%
The 166-2nd Public bond	3/21/2005		100,000	3/21/2012	4.57%
The 167-1st Public bond	4/20/2005		100,000	4/20/2012	4.59%
The 167-2nd Public bond	4/20/2005		100,000	4/20/2015	4.84%
The 168-1st Public bond	6/21/2005		240,000	6/21/2012	4.43%
The 168-2nd Public bond	6/21/2005		90,000	6/21/2015	4.66%
The 169th Public bond	4/3/2007		140,000	4/3/2012	5.01%

Total			5,037,300

Less current portion (not including discounts on bonds of ~~W~~62 million)			(420,000)

Long-term portion			4,617,300

Discount on bonds			(28,012)

Net		~~W~~	4,589,288

(Note 1)	As of December 31, 2008, the Company has issued notes in the amount of USD 1,300 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allows issuance of notes up to USD 2,000 million and the unused balance under the program is USD 700 million.

(Note 2)	All the bonds are repayable in full at maturity.

b.	Long-term Borrowings in Korean Won

Long-term borrowings in Korean won as of December 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008				2007
	Maturity	Interest rate			Maturity	Interest rate
	date	per annum	Amount		date	per annum	Amount

Informatization Promotion Fund	2009~2013	5.61~5.91%	~~W~~	31,851	2008~2012	4.72~5.39%	~~W~~	38,937
Inter-Korean Cooperation Fund	2026	2.00%		6,415	2026	2.00%		5,665

Total				38,266				44,602
Less Current portion				(10,208)				(18,020)

Net			~~W~~	28,058			~~W~~	26,582

Above Informatization Promotion Funds are repayable in installments for three years after two year grace period and Inter-Korean Cooperation Funds are repayable in installments for thirteen years after seven year grace period.

c.	Repayment Schedule

Repayment schedule of the Company’s bonds and long-term borrowings as of December 31, 2008 is as follows (in millions of Korean won):

	Bonds
Year ending			In foreign		Sub-		Borrowings in
December 31,	In Korean won		currencies		total		Korean won		Total

2009	~~W~~	400,000	~~W~~	—	~~W~~	400,000	~~W~~	10,208	~~W~~	410,208
2010		750,000		—		750,000		8,517		758,517
2011		910,000		237,111		1,147,111		7,585		1,154,696
2012		580,000		389,825		969,825		4,630		974,455
2013		500,000		251,500		751,500		911		752,411
Thereafter		600,000		1,634,750		2,234,750		6,415		2,241,165

Total	~~W~~	3,740,000	~~W~~	2,513,186	~~W~~	6,253,186	~~W~~	38,266	~~W~~	6,291,452

14.	PROVISIONS

Changes in provisions for the years ended December 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008
	January 1,				Decrease				December 31,
	2008		Increase		Reversal	Use	Other		2008

Current portion:
Litigation (Note 1)	~~W~~	32,849	~~W~~	18,747	(~~W~~1)	(~~W~~32,023)	~~W~~	—	~~W~~	19,572
KT members point (Note 2)		1,751		257	(1,045)	(282)		—		681
Call bonus points (Note 4)		—		—	—	(5,414)		10,188		4,774
Let’s 010 call bonus points (Note 5)		—		—	—	(257)		676		419
Loss from system integration (“SI”) business (Note 3)		2,294		5,598	—	(5,977)		—		1,915

Sub-total		36,894		24,602	(1,046)	(43,953)		10,864		27,361

Non-current portion:
Call bonus points (Note 4)		20,087		—	(2,800)	—		(10,188)		7,099
Let’s 010 call bonus points (Note 5)		590		581	—	—		(676)		495
Asset retirement obligation (Note 6)		—		5,451	—	—		12,242		17,693

Sub-total		20,677		6,032	(2,800)	—		1,378		25,287

Total	~~W~~	57,571	~~W~~	30,634	(~~W~~3,846)	(~~W~~43,953)	~~W~~	12,242	~~W~~	52,648

	2007
	January 1,				Decrease		December 31
	2007		Increase		Reversal	Use	2007

Current portion:
Litigation (Note 1)	~~W~~	4,991	~~W~~	34,269	(~~W~~4,970)	(~~W~~1,441)	~~W~~	32,849
KT members point (Note 2)		1,402		1,600	—	(1,251)		1,751
Loss from system integration (“SI”) business (Note 3)		—		2,294	—	—		2,294

Sub-total		6,393		38,163	(4,970)	(2,692)		36,894

Non-current portion:
Call bonus points (Note 4)		72,693		—	(44,097)	(8,509)		20,087
Let’s 010 call bonus points (Note 5)		1,494		—	(829)	(75)		590

Sub-total		74,187		—	(44,926)	(8,584)		20,677

Total	~~W~~	80,580	~~W~~	38,163	(~~W~~49,896)	(~~W~~11,276)	~~W~~	57,571

(Note 1)	The amount recognized as the litigation provision is the estimate of payments required to settle the obligation.

(Note 2)	The Company recorded provisions for the KT members points with which VIP customers of the fixed-line or mobile telephone users are entitled to receive certain goods and other benefits up to ~~W~~25,000 per person.

(Note 3)	The estimated losses on the SI business in progress were recognized as the provision.

(Note 4)	The amount recognized as the call bonus points represents the estimate of payments for call bonus points which are provided to fixed-line customers based on the usage of the services. Once certain criteria are met, customers are entitled to receive certain goods and other benefits from the Company. Such provision is reviewed at each balance sheet date and adjusted to reflect the current best estimate when new estimates are necessary as a result of changes in circumstances, which were used as the bases for such estimates, or an acquisition of new information or additional experience on the usage rate, the expiration of points and others.

(Note 5)	The Company recorded provision for the Let’s 010 (KT-PCS) call bonus points with which its PCS subscribers are entitled to receive certain goods and other benefits from the Company.

(Note 6)	When the Company is responsible for restoration of leased facility after termination of the lease contract, the present value of expected future expenditure for the restoration is recorded as a liability.
15.	LEASE
a.	Finance Lease

Property and equipment acquired through finance lease arrangements with KT Rental and other as of December 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008		2007

Acquisition cost	~~W~~	189,112	~~W~~	137,516
Accumulated depreciation		(104,360)		(64,857)

Net balance	~~W~~	84,752	~~W~~	72,659

Depreciation	~~W~~	39,545	~~W~~	29,498

Annual future lease payments of such leases as of December 31, 2008 are as follows (in millions of Korean won):

Year ending December 31,	Lease payment

2009	~~W~~	47,486
2010		38,610
2011		28,885
2012		19,996
2013		7,314

Total		142,291
Less amounts representing interest		(24,300)

Principal amount		117,991
Less current portion		(36,879)

Net	~~W~~	81,112

b.	Operating Lease

The Company maintains operating lease arrangements with KT Rental and others for vehicles and machinery. Annual future lease payments under the operating leases at December 31, 2008 are as follows (in millions of Korean won):

Year ending December 31,	Lease payment

2009	~~W~~	21,100
2010		7,878
2011		3,273
2012		303

Total	~~W~~	32,554

Operating lease expenses incurred for the year ended December 31, 2008 amounted to ~~W~~35,889 million.
16.	REFUNDABLE DEPOSITS FOR TELEPHONE INSTALLATION

Through December 15, 1998, the Company received deposits for telephone installation in accordance with the Korea Public Telecommunication Business Law. Such deposits (which are reflected as a liability) are to be refunded without interest to the telephone subscribers upon termination of service.

Beginning on December 15, 1998, the Company allowed customers to choose between alternative plans for basic telephone service. Under such plans, customers were permitted the option to either place fully refundable deposits or pay a reduced non-refundable service initiation fee. Effective April 15, 2001, all new customers are required to pay a non-refundable service initiation fee.

17.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Major assets and liabilities denominated in foreign currencies as of December 31, 2008 and 2007 are summarized as follows (in thousands of foreign currencies and millions of Korean won):

	2008				2007
	Foreign		Korean won		Foreign		Korean won
	currencies		equivalent		currencies		equivalent
Assets:

Cash and cash equivalents	USD	22,798	~~W~~	28,668	USD	16,014	~~W~~	15,024
Short-term investment assets	USD	15,327		19,273	USD	15,327		14,380
Accounts receivable — trade	USD	138,018		173,558	USD	160,190		150,290
	SDR	17,623		34,301	SDR	19,033		28,187
	EUR	426		757	EUR	286		395
Accounts receivable — other	USD	2,975		3,741	USD	461		433
	JPY	2,139		30		—		—
Guarantee deposits received	USD	557		700	USD	557		523

	USD	179,675
	SDR	17,623			USD	192,549
	EUR	426			SDR	19,033
Total assets	JPY	2,139	~~W~~	261,028	EUR	286	~~W~~	209,232

	2008				2007
	Foreign		Won		Foreign		Won
	currencies		equivalent		currencies		equivalent
Liabilities:
Accounts payable — trade	USD	134,108	~~W~~	168,641	USD	154,921	~~W~~	145,347
	SDR	12,413		24,160	SDR	16,350		24,213
	EUR	468		831	EUR	123		170
	AUD	17		15	AUD	112		92
Bonds (par value)	USD	1,860,000		2,338,950	USD	1,500,000		1,407,300
	JPY	12,500,000		174,236		—		—

	USD	1,994,108
	JPY	12,500,000			USD	1,654,921
	SDR	12,413			SDR	16,350
	EUR	468			EUR	123
Total liabilities	AUD	17	~~W~~	2,706,833	AUD	112	~~W~~	1,577,122

18.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The list of subsidiaries of the Company as of December 31, 2008 is as follows:

Type of control	Subsidiaries

Direct control	KTF, KTH, KTSC, KTP, KTN, KTL, TSC, KTR, KT Capital Co., Ltd., Sidus FNH Co., Olive Nine Co., Ltd., KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”), KT DataSystems Co., Ltd., Nasmedia lnc., JungBoPremiumEdu Co., Ltd., Sofnics Inc., KT Internal Venture Fund No.2, Sidus FNH Benex Cinema Investment Fund, KT New Business Fund No.1, KTAI, NTC, KTJ, KTCC and KTSC Investment Management B.V.

Indirect control through KTF	KTFT, KTF M Hows Co., Ltd., KTF M&S Co., Ltd., KTF Music Corporation (formerly, “Bluecord Technology Co., Ltd.”), Doremi media Co., Ltd. and PT. KTF Indonesia

Indirect control through KTH	KTC

Indirect control through KTSC Investment Management B.V.	East Telecom and Super iMax
Significant account balances with related parties as of December 31, 2008 and 2007 are summarized as follows (in millions of Korean won):

Related party	Account	2008		2007
Subsidiary:
KTF	Receivables	~~W~~	52,750	~~W~~	47,850
	Payables		172,700		188,701
	Key money deposits
	received		21,392		23,988
KTH	Receivables		1,320		777
	Accrued expenses		12,046		12,943
KTN	Receivables		5,413		7,351
	Payables		42,912		45,508
KTL	Receivables		99		681
	Payables		24,188		20,408
KTFT	Receivables		2,496		629
	Payables		11,117		13,010
KTC	Receivables		2,010		1,844
	Payables		19,403		15,298
KTR	Receivables		60		1,077
	Payables		56,128		58,912
KTP	Receivables		1,225		776
	Payables		1,474		50
KT Capital Co., Ltd.	Receivables		1		4
	Payables		42,074		3,823
KT DataSystems Co., Ltd.	Receivables		5		—
	Payables		27,864		—
Others	Receivables		3,275		3,933
	Payables		4,203		8,379

Related party	Account	2008		2007
Equity method investee:
KDB	Receivables		6,453		6,944
	Payables		7,308		7,682
KID	Receivables		1,269		1,074
	Payables		14,700		15,763
CURD	Receivables		1		33
	Payables		4,415		11,486
KIS	Receivables		570		18
	Payables		8,514		12,211
Goodmorning F Co., Ltd.	Payables		7,266		8,267
eNtoB Corp.	Payables		10,585		17,198
Korea Seoul Contact all Co., Ltd.	Payables		4,829		3,482
Korea Service and Communication Co., Ltd.	Payables		3,247		2,768
Korea Call Center Co., Ltd.	Payables		3,231		2,395
TMworld Co., Ltd.	Payables		3,217		2,364
UMS&C	Payables		3,075		2,582
Information Technology Service Bukbu Corporation	Payables		3,854		—
Information Technology Solution Nambu Corporation	Payables		4,606		—
Information Technology Solution Seobu Corporation	Payables		3,777		—
Information Technology Solution Busan Corporation	Payables		4,321		—
Information Technology Solution Jungbu Corporation	Payables		4,310		—
Information Technology Solution Honam Corporation	Payables		3,713		—
Information Technology Solution Daegu Corporation	Payables		2,567		—
Other	Receivables		738		14
	Payables		3,289		1,110

Total	Receivables	~~W~~	77,685	~~W~~	73,005

	Payables	~~W~~	536,325	~~W~~	478,328

Significant transactions with related parties for the years ended December 31, 2008 and 2007 are summarized as follows (in millions of Korean won):

Related party	Transactions	Account	2008		2007
Subsidiary:
KTF	Leased line charges and other	Operating revenue	~~W~~	443,880	~~W~~	451,668
	Purchase of PCS networks and other	Operating expense		756,002		761,299
KTH	Leased line charges and other	Operating revenue		10,935		5,071
	Commission and other	Operating expense		45,396		46,510
KTN	Leased line charges and other	Operating revenue		38,970		38,663
	Cost of SI, network integration
	business and other	Operating expense		178,408		147,994
KTL	Leased line charges and other	Operating revenue		1,311		1,710
	Commission and other	Operating expense		79,428		86,188
KTFT	Telecommunication revenue and other	Operating revenue		2,347		3,327
	Cost of goods sold and other	Operating expense		52,847		88,443
KTC	Telecommunication revenue and other	Operating revenue		1,912		1,027
	Commission and other	Operating expense		22,573		24,226
KTR	Telecommunication revenue and other	Operating revenue		2,232		2,600
	Commission and other	Operating expense		44,917		42,991
KTP	Telecommunication revenue and other	Operating revenue		10,716		12,655
	Commission and other	Operating expense		946		1,071
KT Capital Co., Ltd.	Telecommunication revenue and other	Operating revenue		87		45
	Commission and other	Operating expense		2,129		88
KT DataSystems Co., Ltd.	Telecommunication revenue and other	Operating revenue		3,106		—
	Commission and other	Operating expense		55,101		—
Other	Telecommunication revenue and other	Operating revenue		12,815		11,043
	Commission and other	Operating expense		26,116		23,722

Related party	Details	Transactions	2008		2007
Equity method investee:
KDB	SI revenue and other	Operating revenue		77,414		86,363
	Commission and other	Operating expense		1,822		5,497
KID	Rent and other	Operating revenue		14,051		12,419
	Commission and other	Operating expense		91,034		95,117
Goodmorning F Co., Ltd.	Telecommunication revenue and other	Operating revenue		487		494
	Commission and other	Operating expense		42,830		47,789
CURD	Telecommunication revenue and other	Operating revenue		459		773
	Commission and other	Operating expense		23,008		38,773
KIS	Telecommunication revenue and other	Operating revenue		17,298		18,064
	Commission and other	Operating expense		50,403		68,892
eNtoB Corp.	Commission and other	Operating expense		110,753		129,802
MOS Facilities Co., Ltd.	Telecommunication revenue and other	Operating revenue		342		207
	Commission and other	Operating expense		8,107		13,387
Korea Seoul Contact all Co., Ltd.	Commission and other	Operating expense		41,426		37,184
Korea Service and Communication Co., Ltd.	Commission and other	Operating expense		30,761		30,428
Korea Call Center Co., Ltd.	Commission and other	Operating expense		28,965		27,460
TMworld Co., Ltd.	Commission and other	Operating expense		29,478		26,983
UMS&C	Commission and other	Operating expense		29,921		26,434
Information Technology Service Bukbu Corporation	Commission and other	Operating expense		11,802		—
Information Technology Solution Nambu Corporation	Commission and other	Operating expense		13,954		—
Information Technology Solution Seobu Corporation	Commission and other	Operating expense		12,430		—
Information Technology Solution Busan Corporation	Commission and other	Operating expense		11,282		—
Information Technology Solution Jungbu Corporation	Commission and other	Operating expense		12,569		—
Information Technology Solution Honam Corporation	Commission and other	Operating expense		11,907		—
Information Technology Solution Daegu Corporation	Commission and other	Operating expense		6,690		—
Other	Telecommunication revenue and other	Operating revenue		8,218		3,020
	Commission and other	Operating expense		16,413		2,261

Total		Revenues	~~W~~	646,580	~~W~~	649,149
		Expenses	~~W~~	1,849,418	~~W~~	1,772,539

Compensation to key management personnel of the Company for the years ended December 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008		2007		Description

Benefits	~~W~~	20,203	~~W~~	19,397	Salaries, bonuses, other allowances, retirement benefits, medical benefits and other
Share-based payment		1,420		1,047	Stock grants and others

Total	~~W~~	21,623	~~W~~	20,444

The Company considers management of vice president or higher, who have the authority and responsibility for planning, operation and control and are in charge of business or division unit, and non-permanent directors as key management personnel.
19.	COMMON STOCK

As of December 31, 2008, the Company’s number of shares authorized are 1,000,000,000 shares with par value of ~~W~~5,000 per share.

As of December 31, 2008 and 2007, the number of shares issued by the Company are 273,535,700 and 275,202,400 shares, respectively, and the common stock amounted to ~~W~~1,560,998 million. As allowed by the Securities Exchange Law, the Company retired 38,663,959 and 36,997,259 treasury shares by charges against retained earnings through December 31, 2008 and 2007, respectively. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by ~~W~~5,000 par value of common stock.
20.	RETAINED EARNINGS RESTRICTED IN USE

Retained earnings appropriated to the legal reserve cannot be used as cash dividends under the applicable laws and regulations. The Korean Commercial Code requires the Company to appropriate an amount equal to at least 10% of the cash dividend amount to the legal reserve at the end of the year for each accounting period until the reserve equals 50% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to capital.

In accordance with the relevant tax laws, the Company is allowed to appropriate a reserve for technology and human resource development to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. The reserve used for its original purpose and the remaining balance after use are restored to retained earnings and may be used for dividends in accordance with the relevant tax laws.

21.	COMPREHENSIVE INCOME

Comprehensive income for the years ended December 31, 2008 and 2007 are as follows (in millions of Korean won):

Description	2008		2007

Net income	~~W~~	449,810	~~W~~	981,967
Cumulative effect of changes in accounting policies		2,621		—

Other comprehensive income:
Unrealized gain on available-for-sale securities (Tax effect: ~~W~~748 million for 2008 and ~~W~~694 million for 2007)		(1,770)		(1,827)
Increase in equity of associates (Tax effect: ~~W~~379 million for 2008 and ~~W~~611 million for 2007)		10,596		(2,118)
Decrease in equity of associates (Tax effect: (~~W~~6,754) million for 2008 and (~~W~~3,336) million for 2007)		2,290		13,201
Unrealized gain on valuation of derivatives (Tax effect: (~~W~~2,288) million for 2008 and (~~W~~768) million for 2007)		8,794		2,024
Unrealized loss on valuation of derivatives (Tax effect: ~~W~~2,317 million for 2008 and ~~W~~- million for 2007)		(8,213)		—

Comprehensive income	~~W~~	464,128	~~W~~	993,247

22.	SHARE-BASED PAYMENT

The Company granted stock options to its executive officers and directors through 2006 in accordance with the stock option plan approved by its board of directors of which details are as follows:

	1st grant		2nd grant		3rd grant		4th grant		5th grant

Grant date	Dec. 26, 2002		Sep. 16, 2003		Dec. 12, 2003		Feb. 4, 2005		Apr. 28, 2005
Grantee	Executives		Outside directors		Executives		Executives		Executives
Number of basic allocated shares upon grant		460,000		36,400		80,000		50,800		45,700
Number of additional shares related to business performance upon grant		220,000		—		40,000		20,000		20,000
Number of shares expected to be exercised upon grant		562,958		36,400		106,141		60,792		55,692
Number of settled or forfeited shares		191,326		33,400		106,141		10,800		65,700
Number of allocated shares as of December 31, 2008		300,415		3,000		—		40,000		—
Number of additional shares related to business performance as of December 31, 2008		71,217		—		—		3,153		—
Number of shares expected to be exercised		371,632		3,000		—		43,153		—
Fair value (in Korean won)	~~W~~	22,364	~~W~~	12,443	~~W~~	10,926	~~W~~	12,322	~~W~~	10,530
Total compensation cost (in millions of Korean won)	~~W~~	8,311	~~W~~	38	~~W~~	—	~~W~~	531	~~W~~	—
Exercise price (in Korean won)	~~W~~	70,000	~~W~~	57,000	~~W~~	65,000	~~W~~	54,600	~~W~~	50,400
Exercise period	Dec. 27, 2004		Sep. 17, 2005		Dec. 13, 2005		Feb. 5, 2007		Apr. 29, 2007
	~Dec. 26, 2009		~Sep. 16, 2010		~Dec. 12, 2010		~Feb. 4, 2012		~Apr. 28, 2012
Valuation method	Fair value method		Fair value method		Fair value method		Fair value method		Fair value method
Upon exercise, the Company can elect one of the following settlement methods; an issuance of new shares, a provision of treasury stocks or cash settlement (cash and provision of treasury stocks) subject to its circumstances.
The Company adopted the fair value method to measure compensation costs based on the following valuation assumptions and methods are as follows:

	1st grant	2nd grant	3rd grant	4th grant	5th grant

Risk free interest rate	5.46%	4.45%	5.09%	4.43%	4.07%
	4.5 years to		4.5 years to	4.5 years to	4.5 years to
Expected duration	5.5 years	4.5 years	5.5 years	5.5 years	5.5 years
	49.07%		31.26%	33.41%	33.51%
Expected volatility	~ 49.90%	34.49%	~ 33.90%	~ 42.13%	~ 35.92%
Expected dividend yield ratio	1.10%	1.57%	1.57%	5.86%	5.86%

Of total compensation costs calculated using the fair value method, the compensation costs recognized through December 31, 2008 are as follows (in millions of Korean Won):

	1st grant		2nd grant		3rd grant		4th grant		5th grant		Total

Total compensation costs before adjustment	~~W~~	10,602	~~W~~	453	~~W~~	1,160	~~W~~	749	~~W~~	586	~~W~~	13,550
Total compensation costs cancelled		(2,291)		(415)		(1,160)		(218)		(586)		(4,670)

Total compensation costs after adjustment		8,311		38		—		531		—		8,880
Compensation costs recognized in prior years		(8,311)		(38)		—		(531)		—		(8,880)

Compensation costs to be recognized	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—

Details of other share-based payment (stock grants) to directors including chief executive officer from 2007 are as follows:

	1st grant		2nd grant

Grant date	March 29, 2007		March 27, 2008
Grantee	Registered directors		Registered directors
Estimated number of shares granted	23,925 shares		29,481 shares
Vesting conditions	Service condition: one year		Service condition: one year
	Non-market performance		Non-market performance
	condition: achievement of		condition: achievement of
	performance		performance
Fair value per option (in Korean won)	~~W~~	42,706	~~W~~	48,160
Total compensation costs (in Korean won)	~~W~~	1,022 million	~~W~~	1,420 million
Estimated exercise date (exercise date)	March 29, 2008		March 27, 2009
Valuation method	Fair value method		Fair value method
Above compensation costs were calculated based on the fair value method and charged to current operations until December 31, 2008 as follows (in millions of Korean won):

	1st grant		2nd grant

Total compensation costs	~~W~~	1,022	~~W~~	1,420
Compensation costs recognized in prior years		(1,022)		—
Compensation costs to be reflected in the current year		—		1,420
Compensation costs recognized in the current year		—		1,420

Compensation costs to be recognized after the current year	~~W~~	—	~~W~~	—

23.	TREASURY STOCK

Changes in treasury stock for the years ended December 31, 2008 and 2007 are as follows (in millions of Korean won except for share data):

	2008
	January 1, 2008			Increase			Disposal		Retirement		December 31, 2008
	Number of			Number of			Number of		Number of		Number of
	shares	Amount		shares	Amount		shares	Amount	shares	Amount	shares	Amount
Direct purchase by the Securities and Exchange Act	70,256,407	~~W~~	3,732,977	1,666,700	~~W~~	73,807	(15,173)	(~~W~~807)	(1,666,700)	(~~W~~73,807)	70,241,234	~~W~~	3,732,170
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—	—	—	—	1,259,170		92,711

Total	71,515,577	~~W~~	3,825,688	1,666,700	~~W~~	73,807	(15,173)	(~~W~~807)	(1,666,700)	(~~W~~73,807)	71,500,404	~~W~~	3,824,881

	2007
	January 1, 2007			Increase			Disposal		Retirement		December 31, 2007
	Number of			Number of			Number of		Number of		Number of
	shares	Amount		shares	Amount		shares	Amount	shares	Amount	shares	Amount
Direct purchase by the Securities and Exchange Act	70,273,052	~~W~~	3,733,861	4,425,000	~~W~~	196,329	(16,645)	(~~W~~884)	(4,425,000)	(~~W~~196,329)	70,256,407	~~W~~	3,732,977
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—	—	—	—	1,259,170		92,711

Total	71,532,222	~~W~~	3,826,572	4,425,000	~~W~~	196,329	(16,645)	(~~W~~884)	(4,425,000)	(~~W~~196,329)	71,515,577	~~W~~	3,825,688

Above treasury stocks are expected to be used for the stock compensation to the Company’s directors and employees, swap with KTF stocks in the expected merger with KTF and other purposes.

24.	OPERATING REVENUES

Operating revenues for the years ended December 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008		2007

Internet connection	~~W~~	2,129,900	~~W~~	2,118,670
Internet application		540,620		389,884
Data communication		1,650,127		1,627,923
Fixed-line telephone		3,984,520		4,184,668
LM (Note)		1,393,605		1,597,203
PCS		1,563,999		1,511,452
System integration		248,425		260,555
Real estate		245,840		218,182
Other operating revenue		27,799		27,845

Operating revenue	~~W~~	11,784,835	~~W~~	11,936,382

(Note)	This represents revenue arising form the calls from fixed-line phone to mobile phone.
25.	CONSTRUCTION CONTRACTS

Details of construction contracts as of December 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008
	Beginning contract				Recognized as	Ending contract
	balance		Increase		revenue (Note 1)	balance

Jungja-dong, Suwon	~~W~~	279	~~W~~	—	(~~W~~279)	~~W~~	—
Sungsu-dong, Seoul		63,836		—	(50,308)		13,528
Bugae-dong, Incheon		157,092		—	(78,220)		78,872
Sungsu-dong, Seoul (factory building)		—		64,689	(212)		64,477

Total	~~W~~	221,207	~~W~~	64,689	(~~W~~129,019)	~~W~~	156,877

	2007
	Beginning contract				Recognized as	Ending contract
	balance		Increase		revenue (Note1)	balance

Jungja-dong, Suwon	~~W~~	27,158	~~W~~	37	(~~W~~26,916)	~~W~~	279
Sungsu-dong, Seoul		116,967		1,600	(54,731)		63,836
Bugae-dong, Incheon		184,179		6,260	(33,347)		157,092

Total	~~W~~	328,304	~~W~~	7,897	(~~W~~114,994)	~~W~~	221,207

(Note 1)	These revenues are classified as real estate revenue in operating revenues.

26.	OPERATING EXPENSES

Operating expenses for the years ended December 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008		2007

Salaries and wages	~~W~~	1,836,240	~~W~~	1,885,693
Share-based payment		1,420		1,047
Provision for severance indemnities		322,191		325,878
Employee welfare		488,664		458,917
Travel		21,592		29,364
Communications		33,183		54,948
Utilities		169,522		167,320
Taxes and dues		158,952		148,782
Supplies		21,952		30,264
Rent		74,800		76,936
Depreciation		2,056,457		1,991,763
Amortization		149,039		142,875
Repairs and maintenance		505,895		534,051
Automobile maintenance		22,489		19,177
Commissions		738,142		697,652
Advertising		83,898		124,804
Education and training		18,009		19,143
Research and development		251,141		260,445
Interconnection charges		706,824		797,537
Cost of services		725,362		663,425
Commissions for system integration service		235,900		253,498
International call settlement		241,273		199,390
Cost of goods sold		602,531		642,122
Promotion		282,954		200,611
Sales commission		805,745		729,024
Provision for doubtful accounts		75,639		12,843
Other		81,829		77,435

		10,711,643		10,544,944

Less transfer to other accounts		(40,197)		(42,284)

Operating expense	~~W~~	10,671,446	~~W~~	10,502,660

27.	INCOME TAX EXPENSE
a.	Components of income tax expense for the years ended December 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008		2007

Current income tax expense (including additional income taxes and tax refunds)	~~W~~	190,858	~~W~~	311,704
Changes in deferred income tax assets and liabilities related to temporary differences		(80,675)		(18,996)
Income tax expense directly reflected in stockholders’ equity		52		50

Income tax expense	~~W~~	110,235	~~W~~	292,758

Changes in deferred income tax assets related to temporary differences for the years ended December 31, 2008 and 2007 are as follows (in millions of Korean won) :

	2008		2007

Ending deferred income tax assets	~~W~~	229,556	~~W~~	152,463
Beginning deferred income tax assets		152,463		136,266
Changes in deferred income tax assets (liabilities) directly added to (deducted from) stockholders’ equity		(3,789)		(2,799)
Other		207		—

Changes in deferred income tax assets	~~W~~	80,675	~~W~~	18,996

b.	An explanation of the relationship between income tax expense and accounting income before income tax expense for the years ended December 31, 2008 and 2007 are as follows (in millions of Korean won) :

	2008		2007

Income before income tax expense	~~W~~	560,045	~~W~~	1,274,725

Income tax expense at statutory income tax rate (For 2008 : Less than ~~W~~200 million : 12.1% Over ~~W~~200 million : 27.5% For 2007 : Less than ~~W~~100 million : 14.3% Over ~~W~~100 million : 27.5%)		153,982		350,536
Differences (Note)		(43,747)		(57,778)

Income tax expense	~~W~~	110,235	~~W~~	292,758

Effective tax rates		19.68%		22.97%

(Note)	Differences :

Non-temporary difference	~~W~~	11,413	~~W~~	6,672
Changes in deferred income tax assets (liabilities) not recognized		19,893		13,268
Tax credits		(114,300)		(116,286)
Additional income tax and tax refund for prior periods		(4,656)		39,228
Tax rate changes		44,780		—
Other		(877)		(660)

		(~~W~~43,747)		(~~W~~57,778)

c.	Changes in temporary differences and deferred income tax assets (liabilities) for the years ended December 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008
			Final tax
			return								Deferred income
	January 1,		amount						December 31,		tax assets (liabilities)
	2008		(Note 1)		Increase		Decrease		2008		Current		Non-current
(Deductible temporary differences)
Allowance for doubtful accounts	~~W~~	163,767	~~W~~	239,318	~~W~~	87,223	~~W~~	—	~~W~~	326,541	~~W~~	72,656	~~W~~	5,788
Derivatives		166,692		137,182		—		(137,182)		—		—		—
Inventories		23,310		23,310		—		(7,537)		15,773		3,817		—
Available-for-sale securities		589		589		5,350		—		5,939		—		1,307
Equity method investment securities		1,487,065		1,487,065		124,290		—		1,611,355		—		354,497
Contribution for construction		205,610		205,610		27,496		—		233,106		—		51,283
Accrued expenses		9,881		8,823		54,152		—		62,975		15,240		—
Provisions		70,093		70,093		—		(26,855)		43,238		8,626		1,671
Provision for severance indemnities		957,393		957,393		126,038		—		1,083,431		—		238,355
Refundable deposits for telephone installation		53,999		54,000		—		(3,068)		50,932		—		11,205
Other		220,262		210,095		648,910		—		859,005		41,067		151,750

Sub total		3,358,661	~~W~~	3,393,478	~~W~~	1,073,459		(~~W~~174,642)		4,292,295		141,406		815,856

Not recognized as deferred income tax assets (Note 2)		(1,484,584)								(1,604,847)		—		(353,066)

Recognized as deferred income tax assets		1,874,077								2,687,448		141,406		462,790
Tax rate (Note 3)		27.5%								24.2%, 22%		24.2%		22%

Deferred income tax assets		515,371								604,196		141,406		462,790

	2008
			Final tax						Deferred income
	January 1,		return amount				December 31,		tax assets (liabilities)
	2008		(Note 1)	Increase	Decrease		2008		Current		Non-current

(Taxable temporary differences)
Accrued interest income		(5,061)	(5,759)	—		68		(5,691)		(1,377)		—
Equity method investment securities		(229,183)	(229,182)	(75,609)		1,777		(303,014)		—		(66,664)
Depreciation		(16,679)	(27,240)	—		6,493		(20,747)		—		(4,564)
Deposits for severance indemnities		(957,393)	(957,393)	(126,038)		—		(1,083,431)		—		(238,355)
Derivatives		(2,792)	(7,133)	(350,841)		—		(357,974)		(40,974)		(41,505)
Reserve for technology and human resource development		(213,333)	(213,333)	—		106,666		(106,667)		(25,813)		—

Sub total		(1,424,441)	(~~W~~1,440,040)	(~~W~~552,488)	~~W~~	115,004		(1,877,524)		(68,164)		(351,088)

Not recognized as deferred income tax liabilities (Note 2)		104,774						113,901		—		25,058

Recognized as deferred income tax liabilities		(1,319,667)						(1,763,623)		(68,164)		(326,029)
Tax rate (Note 3)		27.5%						24.2%, 22%

Deferred income tax liabilities		(362,908)						(394,193)		(68,164)		(326,029)

(Tax credit carryforwards)
Total tax credit carryforwards		—						21,726		—		—
Not recognized as deferred income tax assets		—						2,173		—		—

Recognized as deferred income tax assets		—						19,553		—		—

Deferred income tax assets		—						19,553		19,553		—

Deferred income tax assets-net	~~W~~	152,463					~~W~~	229,556	~~W~~	92,795	~~W~~	136,761

	2007
			Final tax								Deferred income
	January 1,		return amount						December 31,		tax assets (liabilities)
	2007		(Note 1)		Increase		Decrease		2007		Current		Non-current
(Deductible temporary differences)
Allowance for doubtful accounts	~~W~~	336,319	~~W~~	265,248	~~W~~	—		(~~W~~101,481)	~~W~~	163,767	~~W~~	39,556	~~W~~	5,480
Derivatives		160,241		160,241		6,451		—		166,692		45,840		—
Inventories		25,547		25,547		—		(2,237)		23,310		6,410		—
Available-for-sale securities		9,265		9,265		—		(8,676)		589		—		162
Equity method investment securities		1,384,750		1,384,750		102,315		—		1,487,065		—		408,943
Contribution for construction		176,405		176,405		29,205		—		205,610		—		56,543
Accrued expenses		7,898		9,881		—		—		9,881		2,717		—
Provisions		93,378		93,378		—		(23,285)		70,093		12,959		6,317
Provision for severance indemnities		741,007		741,007		216,386		—		957,393		—		263,283
Refundable deposits for telephone installation		56,851		56,851		—		(2,852)		53,999		—		14,850
Other		101,617		207,955		12,307		—		220,262		44,591		15,981

Sub total		3,093,278	~~W~~	3,130,528	~~W~~	366,664		(~~W~~138,531)		3,358,661		152,073		771,559

Not recognized as deferred income tax assets (Note 2)		(1,381,131)								(1,484,584)		—		(408,261)

Recognized as deferred income tax assets		1,712,147								1,874,077		152,073		363,298
Tax rate (Note 3)		27.5%								27.5%

Deferred income tax assets		470,840								515,371		152,073		363,298

(Taxable temporary differences)
Accrued interest income		(2,239)		(2,239)		(2,822)		—		(5,061)		(1,391)		—
Equity method investment securities		(168,397)		(168,397)		(60,786)		—		(229,183)		—		(63,026)
Depreciation		(66,265)		(67,094)		—		50,415		(16,679)		—		(4,587)
Deposits for severance indemnities		(741,007)		(741,007)		(216,386)		—		(957,393)		—		(263,283)
Derivatives		—		—		(2,792)		—		(2,792)		—		(768)
Reserve for technology and human resource development		(320,000)		(320,000)		—		106,667		(213,333)		(29,333)		(29,333)

Sub total		(1,297,908)		(~~W~~1,298,737)		(~~W~~282,786)	~~W~~	157,082		(1,424,441)		(30,724)		(360,997)

Not recognized as deferred income tax liabilities (Note 2)		81,275								104,774		—		28,813

Recognized as deferred income tax liabilities		(1,216,633)								(1,319,667)		(30,724)		(332,184)
Tax rate (Note 3)		27.5%								27.5%

Deferred income tax liabilities		(334,574)								(362,908)		(30,724)		(332,184)

Deferred income tax assets-net	~~W~~	136,266							~~W~~	152,463	~~W~~	121,349	~~W~~	31,114

(Note 1)	Of tax effects from true-up for prior year tax return, tax effects of ~~W~~5,844 million from temporary difference and ~~W~~4,104 million from non-temporary difference were adjusted against deferred income tax assets and current earnings, respectively.

(Note 2)	The Company did not recognize deferred income tax assets of ~~W~~353,066 million related to tax effects of deductible temporary differences from 19 equity method investees including KTF since it was not almost certain that the Company would be able to realize the related tax benefits in the foreseeable future. The Company also did not recognize deferred income tax liabilities totaling ~~W~~25,058 million representing tax effects of taxable temporary differences from 14 equity method investees including KTN since it is almost certain that the differences will not be reversed in the foreseeable future given that the Company is able to control the timing of reversal of the temporary difference and the investees have not declared dividends in the past 5 years.

(Note 3)	Tax rate is the enacted marginal tax rate which is expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized.
d.	Deferred income tax assets (liabilities) and income tax benefit (expense) added to (deducted from) stockholders’ equity as of December 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008
			Income	Deferred income
			Tax	tax assets
	Amount		expense	(liabilities)		Net

Gain on disposal of treasury stock (Other capital surplus)	~~W~~	519	(~~W~~144)	~~W~~	—	~~W~~	375
Other capital adjustments		(176,008)	—		(4,147)		(180,155)
Gain on valuation of available-for-sale securities		1,012	—		(223)		789
Increase in equity of associates		22,173	—		(12)		22,161
Decrease in equity of associates		(17,220)	—		2,544		(14,676)
Gain on valuation of derivatives for cash flow hedge		13,874	—		(3,056)		10,818
Loss on valuation of derivatives for cash flow hedge		(10,530)	—		2,317		(8,213)

Total		(~~W~~166,180)	(~~W~~144)		(~~W~~2,577)		(~~W~~168,901)

	2007
			Income	Deferred income
			tax	tax assets
	Amount		expense	(liabilities)		Net

Gain on disposal of treasury stock (Other capital surplus)	~~W~~	715	(~~W~~196)	~~W~~	—	~~W~~	519
Other capital adjustments		(162,187)	—		(5,956)		(168,143)
Gain on valuation of available-for-sale securities		3,530	—		(971)		2,559
Increase in equity of associates		11,956	—		(391)		11,565
Decrease in equity of associates		(26,264)	—		9,298		(16,966)
Gain on valuation of derivatives for cash flow hedge		2,792	—		(768)		2,024

Total		(~~W~~169,458)	(~~W~~196)	~~W~~	1,212		(~~W~~168,442)

e.	Income taxes payable and prepaid income taxes before offset as of December 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008		2007

Income taxes payable	~~W~~	189,667	~~W~~	262,460
Prepaid income taxes		(110,456)		(7,168)

Net	~~W~~	79,211	~~W~~	255,292

28.	NET INCOME PER SHARE
The Company’s net income per share for the years ended December 31, 2008 and 2007 are computed as follows (in millions of Korean won, except for per share data):
a.	Basic Net Income Per Share

	2008		2007

Net income	~~W~~	449,810	~~W~~	981,697
Weighted average number of common shares outstanding		202,891,015		206,599,294

Basic net income per share (in Korean won)	~~W~~	2,217	~~W~~	4,753

The weighted average number of common shares outstanding used in calculating basic net income per share is derived considering the followings:

	2008	2007

Beginning outstanding shares at January 1,	203,686,823	208,095,178
Acquired treasury stock during the year	795,808	1,495,884
b.	Diluted Net Income Per Share

	2008		2007
Net income	~~W~~	449,810	~~W~~	981,967

Adjusted net income		449,810		981,967
Dilutive potential common shares (Note)		—		—

Adjusted weighted average number of common shares outstanding		202,891,015		206,599,294

Diluted net income per share (in Korean won)	~~W~~	2,217	~~W~~	4,753

For the purpose of calculating diluted net income per share, all dilutive potential common shares were added to net income attributable to common share holders and the weighted average number of shares outstanding, respectively. Diluted net income per share is calculated by dividing adjusted net income by the weighted average number of common shares and all dilutive potential common shares. Stock options and other share-based payments have no dilutive effect and are excluded from the calculation of diluted net income per share.

(Note) Potential common shares as of December 31, 2008 and 2007 are as follows:

					Common shares to be issued
	Par value	Issue date	Maturity date	Exercisable Period	2008	2007

Stock option	(Note 1)	December 26, 2002	December 26,2009	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	371,632	371,632
Stock option	(Note 2)	September 16, 2003	September 16, 2010	From 2 years after grant date till maturity date	3,000	3,000
Stock option	(Note 3)	February 4, 2005	February 4, 2012	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	43,153	43,153
Other share-based payment	(Note 4)	March, 29, 2007	March 27, 2008	On maturity date, subject to the resolution of board of directors	—	23,925
Other share-based payment	(Note 4)	March, 27, 2008	March 27, 2009	On maturity date, subject to the resolution of board of directors	29,481	—

Total					447,266	441,710

(Note 1)	Exercise price of ~~W~~70,000 per common share.

(Note 2)	Exercise price of ~~W~~57,000 per common share.

(Note 3)	Exercise price of ~~W~~54,600 per common share.

(Note 4)	Shares to be given subject to performance.

29.	INSURANCE

As of December 31, 2008, certain assets of the Company are insured with Samsung Fire and Marine Insurance Co., Ltd. and other insurance companies as follows (in millions of Korean won):

		Coverage
	Risk covered	2008		2007

Inventories	Theft and fire	~~W~~	70,000	~~W~~	30,000
Buildings	Fire		951,875		836,956
Machinery	Satellite orbit and other		164,606		141,575

Total		~~W~~	1,186,481	~~W~~	1,008,531

30.	DIVIDENDS

Details of dividends for common stocks included in the Company’s non-consolidated statements of appropriations of retained earnings for the years ended December 31, 2008 and 2007 are as follows:
a.	Dividends (in Korean won and shares):

	2008		2007

Dividends per share (dividend ratio)	~~W~~	1,120 (22.4%)	~~W~~	2,000 (40%)
Number of shares outstanding (Note)		202,035,296		203,686,823

Dividend (in million of Korean won)	~~W~~	226,280	~~W~~	407,374

(Note)	71,500,404 shares and 71,515,577 shares of treasury stock as of December 31, 2008 and 2007, respectively, are excluded.
b.	Dividend Payout Ratios (in millions of Korean won):

	2008		2007

Dividends	~~W~~	226,280	~~W~~	407,374
Net income		449,810		981,967

Payout ratio		50.31%		41.49%

c.	Dividend Yield Ratios (in Koran won):

	2008		2007

Dividends per share	~~W~~	1,120	~~W~~	2,000
Stock price at the end of the year		37,500		48,900

Dividend yield ratio		2.99%		4.09%

31.	STATEMENTS OF CASH FLOWS

The statements of cash flows have been presented using the indirect method. Significant non-cash transactions for the years ended December 31, 2008 and 2007 are detailed as follows (in millions of Korean won):

	2008		2007
Construction in progress transferred to property and equipment and other accounts	~~W~~	2,133,511	~~W~~	2,100,171

32.	COMMITMENTS AND CONTINGENCIES
a.	Legal Matters

On May 25, 2005, the Fair Trade Commission (“FTC”) imposed a fine of ~~W~~116,168 million to the Company related to local telephone services and leased line services for internet cafes. On September 14, 2005, the FTC imposed an additional fine of ~~W~~24,258 million to the Company related to domestic and international long-distance services. The Company expensed these fines for the year ended December 31, 2005. As of December 31, 2008, the Company has appealed certain portion of the fine imposed by the FTC amounting to ~~W~~113,048 million to the Supreme Court. However, the final result of this appeal cannot be presently determined.

The Company is also in various litigation as a defendant in other cases of which claim amounts totaled ~~W~~88,563 million (78 cases) as of December 31, 2008. The Company accrued ~~W~~19,572 million as provisions related to the litigation as of December 31, 2008. However, the final result of this litigation cannot be presently determined.

b.	Commitments with Financial Institutions

As of December 31, 2008, major commitments with local financial institutions are as follows (in millions of Korean won and thousands of foreign currencies):

Commitment	Financial institution	Limit

Bank overdraft	Kookmin Bank	~~W~~	500,000
	Shinhan Bank		100,000
	Woori Bank		350,000

		~~W~~	950,000

Commercial paper	Korea Exchange Bank	~~W~~	100,000

Collateralized loan on accounts receivable — trade	Kookmin Bank	~~W~~	300,000
	Shinhan Bank		50,000
	Woori Bank		100,000
	Industrial Bank of Korea		150,000

		~~W~~	600,000

Letters of credit	Korea Exchange Bank	USD	5,000
	Shinhan Bank	USD	8

		USD	5,008

Collection for foreign currency denominated checks	Korea Exchange Bank	USD	1,000

As of December 31, 2008, guarantees received from financial institutions are as follows (in millions of Korean won and thousands of foreign currencies):

Guarantee	Financial institution	Limit		Used amount

Performance guarantee for construction	Export-Import Bank of Korea	USD	2,175	USD	2,175
	Korea Software Financial	SAR	735	SAR	735
	Cooperative and others	~~W~~	208,028	~~W~~	208,028
	Seoul Guarantee Insurance		39,997		39,997

	Sub total	~~W~~	248,005	~~W~~	248,005
		USD	2,175	USD	2,175
		SAR	735	SAR	735

General guarantee	Korea Exchange Bank	~~W~~	300	~~W~~	200
		USD	1,000	USD	30
Foreign currency guarantee for international financing	Kookmin Bank	USD	25,000	USD	25,000
Foreign currency payment guarantee	Kookmin Bank	USD	7,735	USD	7,735

Total		~~W~~	248,305	~~W~~	248,205
		USD	35,910	USD	34,940
		SAR	735	SAR	735

As of December 31, 2008, guarantees provided by the Company for third party are as follows (in millions of Korean won):

Guarantee	Creditor	Limit	Used amount	Period

Eun-haeng 1-area urban environment improving project union	Kookmin Bank	2,600	2,600	2008.4.29 ~ 2009.9.30
c.	Shareholders’ Agreement between KT and NTT DoCoMo, Inc.

In December 2005, KTF and NTT DoCoMo, Inc. (“DoCoMo”) entered into a strategic alliance. As part of this strategic alliance, DoCoMo acquired a 10% equity interest in KTF for total proceeds of ~~W~~563,766 million (20,176,309 shares). In addition, on December 26, 2005, KT and DoCoMo entered into a shareholders’ agreement related to shares of KTF. Under the shareholders’ agreement, DoCoMo has the right to put its 20,176,309 shares for the acquisition amount plus interests to KT if an agreed target network coverage for W-CDMA service within Korea is not met by December 31, 2008. However, as of August 3, 2007, KTF reached the target network coverage mentioned above, and the right of DoCoMo to put its shares to KT has been now extinguished.

d.	Put and Call Combination Contract with Woori Investment & Securities Co., Ltd.

On December 27, 2005, the Company and JPMorgan Chase Bank, N.A. entered into a “Put and Call Combination” contract based on the shares of Korea Digital Satellite Broadcasting (“KDB”), an equity method investee, and the contract expired on December 26, 2008.

On December 26, 2008, the Company and Woori Investment & Securities Co., Ltd. which acquired KDB shares from JP Morgan Whiterfriars Inc. entered into a “Put and Call Combination” contract based on the shares of KDB. Under this contract, during the period from December 26, 2009 to December 26, 2011, KT has the option to acquire 9,200,000 shares of KDB that were purchased by Woori Investment & Securities Co., Ltd. on December 26, 2008, and Woori Investment & Securities Co., Ltd. has the option to exercise the put option on such KDB shares to KT on December 26, 2011. The exercise price under the contract for both KT and Woori Investment & Securities Co., Ltd. is ~~W~~46,000 million.

e.	Payment of a Handset Subsidy to PCS or WiBro Users

According to the provisions of the Telecommunications Business Law (“TBL”), the Company has provided a one time handset subsidy to eligible mobile phone users, who have subscribed to the Company’s service or any other mobile carriers for 18 consecutive months, within the next two years from March 27, 2006 to March 26, 2008.

Above handset subsidy program was terminated effective March 27, 2008, however the Company currently provides a variety of handset subsidy programs to PCS or WiBro subscribers according to its operation policy and sets forth the programs in details in the service agreement. The handset subsidy provided by the Company is expensed as incurred.

33.	DERIVATIVES

For the years ended December 31, 2008 and 2007, the Company entered into various derivatives contracts with financial institutions. Details of these derivatives contracts are as follows:

Type of transaction	Financial institution	Description

Interest rate swaps	Merrill Lynch and 5 others	Exchange fixed interest rate for variable interest rate for a specified period
Currency swaps	Merrill Lynch and 4 others	Exchange foreign currency cash flow for local currency cash flow
Combined interest rate currency swap	Merrill Lynch and 9 others	Exchange foreign currency fixed (variable) swaps interest rate for local currency variable (fixed) interest
The assets and liabilities recorded relating to the outstanding contracts as of December 31, 2008 and 2007 are as follows (in thousands of U.S. dollars and Japanese yen, and millions of Korean won):

	2008
			Fair value
	Contract		Assets		Assets		Liabilities
Type of transaction	amount		(Current)		(Non-current)		(Current)

Interest rate swap	~~W~~	231,240
	USD	100,000	~~W~~	—	~~W~~	—	~~W~~	13,008
Currency swap (Note)	USD	220,000		14,793		57,334		—
Combined interest rate currency swap (Note)	USD	1,060,000
	JPY	12,500,000		172,376		124,383		—

Total	~~W~~	231,240
	USD	1,380,000
	JPY	12,500,000	~~W~~	187,169	~~W~~	181,717	~~W~~	13,008

	2007
			Fair value
	Contract		Assets		Assets		Liabilities
Type of transaction	amount		(Current)		(Non-current)		(Current)

Interest rate swap	~~W~~	451,240
	USD	100,000	~~W~~	352	~~W~~	—	~~W~~	3,900
Currency swap (Note)	USD	220,000		—		1,710		2,833
Combined interest rate currency swap	USD	700,000		—		—		125,548

Total	~~W~~	451,240
	USD	1,020,000	~~W~~	352	~~W~~	1,710	~~W~~	132,281

(Note)	Details of the currency swap and combined interest rate currency swap contracts to which cash flow hedge accounting is applied as of December 31, 2008 and 2007 are as follows (in thousands of U.S. dollars and Japanese yen and millions of Korean won):

			Contract		Fair value (Non-current)
Type of transaction	Contract date	Maturity date	amount		2008		2007
Currency swap (Notes 1 and 2)	April 4, 2007	April 11, 2012	USD	150,000	~~W~~	57,046	~~W~~	1,710
	October 6, 2008	April 11, 2012	USD	50,000		288		—
Combined interest rate currency swap (Note 2)	January 4, 2008	January 11, 2011	JPY	12,500,000		62,636		—
	March 20, 2008	March 31, 2011	USD	50,000		11,917		—
	March 20, 2008	March 31, 2012	USD	110,000		27,043		—
	September 2, 2008	September 11, 2013	USD	200,000		22,787		—

Total			USD	560,000
			JPY	12,500,000	~~W~~	181,717	~~W~~	1,710

(Note 1)	Among financial institutions with which the Company entered into foreign currency swap contracts totaling US$200 million in 2007, Lehman Brothers Holdings, Inc. (“Lehman”) filed for Chapter 11 bankruptcy with the United States Bankruptcy Court during the third quarter of 2008. Lehman’s bankruptcy filing caused the Company to discontinue its cash flow hedge accounting for foreign exchange swap contracts with Lehman totaling USD 50 million and accordingly the related derivative asset balance amounting to KRW 9,891 million was adjusted to the fair value and reclassified into accounts receivable — other while the difference between the carrying amount and the fair value was expensed as incurred. However, the Company concluded that the occurrence of the related forecasted transaction is still expected to be probable and ~~W~~1,382 million of unrealized derivative gain included in accumulated other comprehensive income as of December 31, 2008 will be reclassified into current operations in the periods in which the hedged forecasted transaction affects earnings.

(Note 2)	Above foreign currency swap contracts are to hedge the risk of variability of future cash flows from foreign currency bonds and as of December 31, 2008, the gain and loss on valuation of the swap contract amounting to ~~W~~10,818 million and ~~W~~8,213 million, net of income tax effect, are included in accumulated other comprehensive income and for the year ended December 31, 2008, the gain on valuation of the swap contract totaling ~~W~~189,442 million is recognized in current operations as a result of foreign currency translation gain from foreign currency bonds. In applying cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until September 11, 2013. Approximately ~~W~~2,678 million of net derivative gain included in accumulated other comprehensive income at December 31, 2008 is expected to be reclassified into current operations within 12 months from that date.

The valuation gains and losses on the derivatives contracts for the years ended December 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008
													Valuation
													gain (loss)
	Valuation gain						Valuation loss						(Note)
			For						For				For
Type of Transaction	For trading		hedging		Total		For trading		hedging		Total		hedging

Interest rate swap	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	9,497	~~W~~	—	~~W~~	9,497	~~W~~	—
Currency swap		17,626		54,905		72,531		—		97		97		11,082
Combined interest rate currency swap		297,925		134,537		432,462		—		—		—		(10,530)

Total	~~W~~	315,551	~~W~~	189,442	~~W~~	504,993	~~W~~	9,497	~~W~~	97	~~W~~	9,594	~~W~~	552

	2007
													Valuation
													gain (loss)
	Valuation gain						Valuation loss						(Note)
			For						For				For
Type of Transaction	For trading		hedging		Total		For trading		hedging		Total		hedging

Interest rate swap	~~W~~	1,832	~~W~~	—	~~W~~	1,832	~~W~~	10,780	~~W~~	—	~~W~~	10,780	~~W~~	—
Currency swap		—		2,280		2,280		4,719		—		4,719		2,792
Combined interest rate currency swap		35,208		—		35,208		—		—		—		—

Total	~~W~~	37,040	~~W~~	2,280	~~W~~	39,320	~~W~~	15,499	~~W~~	—	~~W~~	15,499	~~W~~	2,792

(Note)	The amounts are before adjustment of deferred income tax, which shall be directly reflected to equity.
34.	VALUE ADDED INFORMATION

Value added information included in operating expenses for the years ended December 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008		2007

Salaries	~~W~~	1,836,240	~~W~~	1,885,693
Share-based payment		1,420		1,047
Severance indemnities		322,191		325,878
Employee welfare		488,664		458,917
Rent		74,800		76,936
Depreciation		2,100,007		2,034,819
Amortization		169,003		161,199
Taxes and dues		158,952		148,782

Total	~~W~~	5,151,277	~~W~~	5,093,271

35.	EMPLOYEE WELFARE

Employee welfare through various plans spent by the Company for the years ended December 31, 2008 and 2007 totaled ~~W~~488,664 million and ~~W~~458,917 million, respectively.

Meanwhile, the Company donates cash to Employee Welfare Foundation each year. The related expenses recognized for the years ended December 31, 2008 and 2007 amounted to ~~W~~60,000 million and ~~W~~70,000 million, respectively.
36.	FOURTH QUARTER INFORMATION (UNAUDITED)

The Company prepares its interim non-consolidated financial statements but does not prepare those for final interim period. Summary of results of operation for the three months ended December 31, 2008 and 2007 are as follows (in millions of Korean won):

	2008		2007
Operating revenues	~~W~~	2,875,306	~~W~~	2,966,345
Net income		(26,192)		107,604
Basic net income per share (in Korean won)		(130)		526
37.	SUBSEQUENT EVENT
a.	Merger with KTF

On January 20, 2009, KT’s board of directors resolved the merge with KTF. The expected date of merger is May 18, 2009.

b.	Foreign Currency Exchangeable Bond

On January 20, 2009, the Company entered into the Purchase Agreement with NTT DoCoMo, Inc. to issue foreign currency exchangeable bonds as follows (in millions of Korean won, thousands of USD):

Total issue amount :	344,409 (USD 253,261)
Shares to be exchanged :	KT common stocks or KT ADRs
Exchange price per share :	40,743
Period of exercise :	May 19, 2009 through May 12, 2014
Maturity date of bond :	May 12, 2014
Interest rate at maturity :	2.024%
Interest payment method :	Payable twice a year in arrear
Repayment method :	Lump-sum payment on maturity date
Subscription date :	May 13, 2009
Subscription method :	KTF shares owned by NTT DoCoMo, Inc.

Internal Accounting Control System (“IACS”) Review Report
English Translation of a Report Originally Issued in Korean
To the Representative Director of
KT Corporation
We have reviewed the accompanying Report on the Assessment of IACS (the “Management’s Report”) of KT Corporation (the “Company”) as of December 31, 2008. The Management’s Report, and the design and operation of IACS are the responsibility of the Company’s management. Our responsibility is to review the Management’s Report and issue a review report based on our procedures. The Company’s management stated in the accompanying Management’s Report that “based on the assessment of the IACS, the Company’s IACS has been appropriately designed and is operating effectively as of December 31, 2008, in all material respects, in accordance with the IACS Framework.”
We conducted our review in accordance with the IACS Review Standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform a review, objective of which is to obtain a lower level of assurance than an audit, of the Management’s Report in all material respects. A review includes obtaining an understanding of a company’s IACS and making inquiries regarding the Management’s Report and, when deemed necessary, performing a limited inspection of underlying documents and other limited procedures.
A company’s IACS represents internal accounting policies and a system to manage and operate such policies to provide reasonable assurance regarding the reliability of financial statements prepared, in accordance with accounting principles generally accepted in the Republic of Korea, for the purpose of preparing and disclosing reliable accounting information. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness of IACS to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on our review, nothing has come to our attention that causes us to believe that the Management’s Report referred to above is not fairly stated, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.

Our review is based on the Company’s IACS as of December 31, 2008, and we did not review its IACS subsequent to December 31, 2008. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in the Republic of Korea and may not be appropriate for other purposes or for other users.
February 25, 2009